Exhibit 99.2

AUDITED ANNUAL FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2018

March 6, 2019

Deloitte LLP Hill House 1 Little New Street London EC4A 3TR Phone: +44 (0)20 7936 3000 Fax: +44 (0)20 7583 0112 www.deloitte.co.uk

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of The Stars Group Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of The Stars Group Inc. and subsidiaries (the "Company") as of December 31, 2018 and 2017, the related consolidated statements of (loss) earnings, comprehensive (loss) income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and its financial performance and cash flows for each of the two years in the period ended December 31, 2018, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2019, expressed an adverse opinion on the Company's internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 4 to the financial statements, effective January 1, 2018, the Company has changed its method of accounting for financial instruments due to adoption of IFRS 9, Financial Instruments.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

London, United Kingdom

March 6, 2019

We have served as the Company's auditor since 2015.

Deloitte LLP is a limited liability partnership registered in England and Wales with registered number OC303675 and its registered office at 1 New Street Square, London, EC4A 3HQ, United Kingdom.

Deloitte LLP is the United Kingdom affiliate of Deloitte NWE LLP, a member firm of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”). DTTL and each of its member firms are legally separate and independent entities. DTTL and Deloitte NWE LLP do not provide services to clients. Please see www.deloitte.com/about to learn more about our global network of member firms.

© 2019 Deloitte LLP. All rights reserved.

Deloitte LLP Hill House 1 Little New Street London EC4A 3TR Phone: +44 (0)20 7936 3000 Fax: +44 (0)20 7583 0112 www.deloitte.co.uk

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of The Stars Group Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of The Stars Group Inc. and subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018, of the Company and our report dated March 6, 2019, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s change its method of accounting for financial instruments due to adoption of IFRS 9, Financial Instruments.

As described in Management’s Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at TSG Australia Pty Ltd and its subsidiaries and affiliates, including TSGA Holdco Pty Limited and its subsidiaries and affiliates (“BetEasy”) and Cyan Blue Topco Limited and its subsidiaries and affiliates (“SBG”), which were acquired on February 27, 2018 and July 10, 2018, respectively. In respect of BetEasy, its financial statements constitute (1.0)% and 4.5% of net and total assets, respectively, 9.7% of revenue, and 18.1% of net loss of the consolidated financial statement amounts as of and for the year ended December 31, 2018. In respect of SBG, its financial statements constitute 113.5% and 48.2% of net and total assets, respectively, 19.4% of revenue, and 111.9% of net loss of the consolidated financial statement amounts as of and for the year ended December 31, 2018. Accordingly, our audit did not include the internal control over financial reporting at BetEasy and SBG.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Deloitte LLP is a limited liability partnership registered in England and Wales with registered number OC303675 and its registered office at 1 New Street Square, London, EC4A 3HQ, United Kingdom.

Deloitte LLP is the United Kingdom affiliate of Deloitte NWE LLP, a member firm of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”). DTTL and each of its member firms are legally separate and independent entities. DTTL and Deloitte NWE LLP do not provide services to clients. Please see www.deloitte.com/about to learn more about our global network of member firms.

© 2019 Deloitte LLP. All rights reserved.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following two material weaknesses have been identified and included in management's assessment: i) the design of the control over the appropriate re-translation of foreign currency intercompany loans at each reporting period, and ii) the design of the control over the key inputs and assumptions used in the valuation of an embedded derivative.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2018, of the Company, and this report does not affect our report on such financial statements.

/s/ Deloitte LLP

London, United Kingdom

March 6, 2019

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS

		Year Ended December 31,
In thousands of U.S. Dollars (except per share and share amounts)	Note	2018	2017 *
Revenue	6,7	2,029,238	1,312,315
Cost of revenue (excluding depreciation and amortization)	8	(459,164)	(247,497)
Gross profit (excluding depreciation and amortization)		1,570,074	1,064,818
General and administrative	8	(984,194)	(437,886)
Sales and marketing		(292,963)	(154,358)
Research and development		(39,995)	(25,180)
Operating income		252,922	447,394
Net earnings (loss) from associates		1,068	(2,569)
Net financing charges	7,8	(363,884)	(158,332)
(Loss) earnings before income taxes		(109,894)	286,493
Income tax recovery (expense)	9	988	(27,208)
Net (loss) earnings		(108,906)	259,285
Net (loss) earnings attributable to
Shareholders of The Stars Group Inc.		(102,452)	259,231
Non-controlling interest		(6,454)	54
Net (loss) earnings		(108,906)	259,285
(Loss) earnings per Common Share (U.S. dollars)
Basic	10	$(0.49)	$1.77
Diluted	10	$(0.49)	$1.27
Weighted average Common Shares outstanding (thousands)
Basic	10	208,270	146,819
Diluted	10	208,270	203,708

* Certain amounts were reclassified in the comparative period. See note 2.

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

		Year Ended December 31,
In thousands of U.S. Dollars	Note	2018	2017
Net (loss) earnings		(108,906)	259,285
Items that are or may be reclassified to net (loss) earnings
Debt instruments at FVOCI – loss in fair value *	25	(286)	—
Debt instruments at FVOCI – reclassified to net earnings *	25	(395)	—
Available-for-sale investments – gain in fair value **	25	—	32,474
Available-for-sale investments – reclassified to net earnings **	25	—	(37,090)
Foreign operations – unrealized foreign currency translation differences	25	(95,281)	(189,012)
Cash flow hedges – effective portion of changes in fair value ***	25	41,201	(151,311)
Cash flow hedges – reclassified to net earnings ***	25	(45,271)	160,069
Other comprehensive loss		(100,032)	(184,870)
Total comprehensive (loss) income		(208,938)	74,415
Total comprehensive (loss) income attributable to:
Shareholders of The Stars Group Inc.		(200,553)	74,361
Non-controlling interest		(8,385)	54
Total comprehensive (loss) income		(208,938)	74,415

* Net of income tax recovery of $53,000 for the year ended December 31, 2018 (December 31, 2017 – net of income tax expense of $nil).

** Net of income tax of $nil for the year ended December 31, 2018 (December 31, 2017 - net of income tax of $160,380).

*** Net of income tax of $nil for the year ended December 31, 2018 (December 31, 2017 - $nil).

See accompanying notes.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at December 31,	As at December 31,
In thousands of U.S. Dollars	Note	2018	2017 *
ASSETS
Current assets
Cash and cash equivalents - operational	15	392,853	283,225
Cash and cash equivalents - customer deposits	23	328,223	227,098
Total cash and cash equivalents		721,076	510,323
Restricted cash advances and collateral	15	10,819	7,862
Prepaid expenses and other current assets	16	43,945	29,695
Current investments - customer deposits	13,23	103,153	122,668
Accounts receivable	14	136,347	100,409
Income tax receivable		26,085	16,540
Derivatives	19	—	2,037
Total current assets		1,041,425	789,534
Non-current assets
Restricted cash advances and collateral	15	10,630	45,834
Prepaid expenses and other non-current assets	16	32,760	26,551
Non-current accounts receivable	14	14,906	11,818
Property and equipment	12	85,169	44,837
Income tax receivable		15,611	14,061
Deferred income taxes	9	1,775	5,141
Derivatives	19	54,583	—
Intangible assets	11	4,742,699	1,672,140
Goodwill	11	5,265,980	2,805,210
Total non-current assets		10,224,113	4,625,592
Total assets		11,265,538	5,415,126
LIABILITIES
Current liabilities
Accounts payable and other liabilities	21	424,007	194,187
Customer deposits	23	423,739	349,766
Current provisions	22	39,189	17,590
Derivatives	19	16,493	—
Income tax payable		72,796	35,941
Current portion of long-term debt	17	35,750	4,990
Total current liabilities		1,011,974	602,474
Non-current liabilities
Long-term debt	17	5,411,208	2,353,579
Long-term provisions	22	4,002	3,093
Derivatives	19	6,068	111,762
Other long-term liabilities	21	79,716	—
Income tax payable		18,473	24,277
Deferred income taxes	9	580,697	16,510
Total non-current liabilities		6,100,164	2,509,221
Total liabilities		7,112,138	3,111,695
EQUITY
Share capital	24	4,116,287	1,884,219
Reserves	25	(469,629)	(142,340)
Retained earnings		502,761	561,519
Equity attributable to the Shareholders of The Stars Group Inc.		4,149,419	2,303,398
Non-controlling interest		3,981	33
Total equity		4,153,400	2,303,431
Total liabilities and equity		11,265,538	5,415,126

* Certain amounts were reclassified in the comparative period during the three months ended June 30, 2018. See note 2.

See accompanying notes.

Approved and authorized for issue on behalf of the Board on March 6, 2019.

(Signed) “Divyesh (Dave) Gadhia”, Director Divyesh (Dave) Gadhia, Executive Chairman of the Board	(Signed) “David Lazzarato”, Director David Lazzarato, Chairman of the Audit Committee of the Board

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2018 and 2017:

		Share Capital
In thousands of U.S. Dollars, except share numbers	Note	Common Shares number	Preferred Shares number	Common Shares amount	Preferred Shares amount	Reserves (note 25)	Retained earnings	Equity attributable to the Shareholders of The Stars Group Inc.	Non- controlling interest	Total equity
Balance – January 1, 2017		145,101,127	1,139,249	1,178,404	684,385	35,847	302,288	2,200,924	804	2,201,728
Net earnings		—	—	—	—	—	259,231	259,231	54	259,285
Other comprehensive loss		—	—	—	—	(184,870)	—	(184,870)	—	(184,870)
Total comprehensive income		—	—	—	—	(184,870)	259,231	74,361	54	74,415
Issue of Common Shares in relation to stock options and equity awards	24	2,923,184	—	21,923	—	(5,258)	—	16,665	—	16,665
Share cancellation	24	(76,437)	—	(493)	—	493	—	—	—	-
Stock-based compensation		—	—	—	—	10,622	—	10,622	—	10,622
Deferred tax on stock-based compensation		—	—	—	—	359	—	359	—	359
Acquisition of non-controlling interest		—	—	—	—	467	—	467	(825)	(358)
Balance – December 31, 2017		147,947,874	1,139,249	1,199,834	684,385	(142,340)	561,519	2,303,398	33	2,303,431
Adjustment on adoption of IFRS 9		—	—	—	—	213	43,694	43,907	—	43,907
Balance - January 1, 2018 (restated)		147,947,874	1,139,249	1,199,834	684,385	(142,127)	605,213	2,347,305	33	2,347,338
Net loss		—	—	—	—	—	(102,452)	(102,452)	(6,454)	(108,906)
Other comprehensive loss		—	—	—	—	(98,101)	—	(98,101)	(1,931)	(100,032)
Total comprehensive loss		—	—	—	—	(98,101)	(102,452)	(200,553)	(8,385)	(208,938)
Issue of Common Shares in relation to stock options and equity awards	24	1,791,860	—	38,048	—	(6,982)	—	31,066	—	31,066
Conversion of Preferred Shares to Common Shares	24	60,013,510	(1,139,249)	684,385	(684,385)	—	—	—	—	—
Issue of Common Shares in connection with acquired subsidiaries	24	41,049,398	—	1,477,478	—	—	—	1,477,478	—	1,477,478
Issue of Common Shares in connection with Equity Offering	24	18,875,000	—	690,353	—	—	—	690,353	—	690,353
Issue of Common Shares in connection with market access agreement	24	1,076,658	—	20,661	—	—	—	20,661	—	20,661
Issue of Common Shares in connection with exercised warrants	24	2,422,944	—	14,688	—	(14,688)	—	—	—	—
Stock-based compensation		—	—	—	—	12,806	—	12,806	—	12,806
Reversal of deferred tax on stock-based compensation		—	—	—	—	(359)	—	(359)	—	(359)
Equity fees	24	—	—	(5,413)	—	—	—	(5,413)	—	(5,413)
Reversal of 2014 deferred tax *	24	—	—	(3,747)	—	—	—	(3,747)	—	(3,747)
Acquisition of non-controlling interest in subsidiary	5	—	—	—	—	(220,178)	—	(220,178)	12,333	(207,845)
Balance – December 31, 2018		273,177,244	—	4,116,287	—	(469,629)	502,761	4,149,419	3,981	4,153,400

* During the year ended December 31, 2018, the Corporation made an adjustment totaling $3.7 million to the amounts recognized in common stock in respect of a previous reversal of deferred tax recognized through the consolidated statements of (loss) earnings.

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31,
In thousands of U.S. Dollars	Note	2018	2017
Operating activities
Net (loss) earnings		(108,906)	259,285
Add (deduct):
Income tax (recovery) expense recognized in net earnings		(988)	27,208
Net financing charges	8	363,884	156,842
Depreciation and amortization	8	282,806	147,186
Stock-based compensation	25	12,806	10,622
Acquisition of market access rights in connection with Eldorado		20,661	—
Unrealized loss (gain) on foreign exchange		25,336	(10,324)
Unrealized (gain) on investments		(673)	(170)
Impairment (reversal of impairment) of property and equipment, intangible assets and assets held for sale		6,156	(6,799)
Net (earnings) loss from associates		(1,068)	2,569
Realized loss (gain) on current investments and promissory note		2,727	(50,038)
Income taxes paid		(41,117)	(9,357)
Changes in non-cash operating elements of working capital	27	(9,403)	(3,801)
Customer deposit liability movement		7,637	(30,924)
Other		(14)	2,301
Net cash inflows from operating activities		559,844	494,600
Investing activities
Acquisition of subsidiaries, net of cash acquired	5	(1,865,262)	(6,516)
Additions to intangible assets		(28,202)	(1,893)
Additions to property and equipment		(33,952)	(10,997)
Additions to deferred development costs		(51,574)	(23,212)
Net sale of investments utilizing customer deposits		19,515	117,106
Cash movement from (to) restricted cash		35,000	—
Settlement of promissory note		—	8,084
Net investment in associates		1,068	(2,000)
Proceeds on disposal of interest in associate classified as held for sale		—	16,127
Sale of investments		—	88,760
Settlement of minimum revenue guarantee		(7,006)	(9,311)
Other		(3,760)	(1,298)
Net cash (outflows) inflows from investing activities		(1,934,173)	174,850
Financing activities
Issuance of Common Shares	24	717,250	—
Transaction costs on issuance of Common Shares		(32,312)	—
Issuance of Common Shares in relation to stock options	24	31,066	16,665
Redemption of SBG preferred shares	5	(663,407)	—
Repayment of shareholder loan on acquisition	5	(10,879)	—
Issuance of long-term debt	17	5,957,976	—
Transaction costs on long-term debt		(36,559)	(4,719)
Repayment of long-term debt	17	(2,974,393)	(139,913)
Repayment of long-term debt assumed on business combination	5	(1,079,729)	—
Interest paid		(186,162)	(124,627)
Net proceeds on loan from non-controlling interest	17	31,730	—
Payment of deferred consideration	22	—	(197,510)
Settlement of derivatives	19	(125,822)	13,904
Acquisition of further interest in subsidiaries	5	(48,240)	—
Settlement of margin		—	(7,602)
Capital contribution from non-controlling interest	17	12,060	—
Net cash inflows (outflows) from financing activities		1,592,579	(443,802)
Increase in cash and cash equivalents		218,250	225,648
Unrealized foreign exchange difference on cash and cash equivalents		(7,497)	16,991
Cash and cash equivalents – beginning of period		510,323	267,684
Cash and cash equivalents - end of period		721,076	510,323

See accompanying notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS

The Stars Group Inc. (“The Stars Group” or the “Corporation”) is a global leader in the online and mobile gaming and interactive entertainment industries, entertaining millions of customers across its online real- and play-money poker, gaming and betting product offerings. The Stars Group offers these products directly or indirectly under several ultimately owned or licensed gaming and related consumer businesses and brands, including, among others, PokerStars, PokerStars Casino, BetStars, Full Tilt, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, Sky Poker, and Oddschecker, as well as live poker tour and events brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK.

As at December 31, 2018, The Stars Group had three reportable segments, the international business (“International”), the United Kingdom business (“United Kingdom”) and the Australian business (“Australia”), each as described below, as well as a corporate cost center (“Corporate”). There are up to four major lines of operations within the Corporation’s reportable segments, as applicable: real-money online poker (“Poker”), real-money online betting (“Betting”), real-money online casino gaming and bingo (“Gaming”), and other gaming-related revenue, including, without limitation, from social and play-money gaming, live poker events, branded poker rooms, Oddschecker and other nominal sources of revenue (“Other”). As it relates to these lines of operations, online revenue includes revenue generated through the Corporation’s real-money online, mobile and desktop client platforms, as applicable.

The Stars Group’s primary business and main source of revenue is its online gaming businesses. These currently consist of the operations of Stars Interactive Holdings (IOM) Limited and its subsidiaries and affiliates (collectively, “Stars Interactive Group”), which it acquired in August 2014 (the ‘‘Stars Interactive Group Acquisition’’), the operations of Cyan Blue Topco Limited and its subsidiaries and affiliates (collectively, “Sky Betting & Gaming” or “SBG”), which it acquired in July 2018 (the “SBG Acquisition”), and TSG Australia Pty Ltd (formerly CrownBet Holdings Pty Limited) and its subsidiaries and affiliates, including TSGA Holdco Pty Limited (formerly William Hill Australia Holdings Pty Ltd) and its subsidiaries and affiliates (“TSGA” and where the context requires, collectively, “BetEasy”), which it acquired an 80% equity interest in between February 2018 and April 2018 (BetEasy acquired TSGA in April 2018) (collectively, the “Australian Acquisitions”). The Stars Interactive Group is headquartered in the Isle of Man and operates globally; SBG is headquartered in and primarily operates in the United Kingdom; and BetEasy is headquartered in and primarily operates in Australia.

The International segment currently includes the Stars Interactive Group business, and operates across all lines of operations and in various jurisdictions around the world, including the United Kingdom, under the brands identified above in this note 1; the United Kingdom segment currently consists of the business operations of Sky Betting & Gaming, including those outside of the United Kingdom, and operates across all lines of operations primarily in the United Kingdom; and the Australia segment currently consists of the business operations of BetEasy, and operates within the Betting line of operation and primarily in Australia under the BetEasy brand. Prior segmental results for the year ended December 31, 2017 have been recast to be presented in a manner consistent with the changed reporting segments. See note 7.

The Stars Group was incorporated on January 30, 2004 under the Companies Act (Quebec) and continued under the Business Corporations Act (Ontario) on August 1, 2017. The registered head office is located at 200 Bay Street, South Tower, Suite 3205, Toronto, Ontario, Canada, M5J 2J3 and its common shares (“Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “TSGI”, and the Nasdaq Global Select Market (“Nasdaq”) under the symbol “TSG”.

For reporting purposes, the Corporation prepares its consolidated financial statements in U.S. dollars. Unless otherwise indicated, all dollar (“$”) amounts and references to “USD” or “USD $” in these consolidated financial statements are expressed in U.S. dollars. References to ‘‘EUR’’ or “€” are to European Euros, references to ‘‘CDN’’ or “CDN $” are to Canadian dollars, references to “GBP” or “₤” are to British Pound Sterling and references to “AUD” or “AUD $” are to Australian dollars. Unless otherwise indicated, all references to a specific “note” refer to these notes to the consolidated financial statements of the Corporation for the year ended December 31, 2018. References to “IFRS” and “IASB” are to International Financial Reporting Standards and the International Accounting Standards Board, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Corporation’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and have been approved and authorized for issuance by the Board of Directors on March 6, 2019.

The consolidated financial statements of the Corporation have been prepared on the historical cost basis, except derivative financial instruments, financial instruments at fair value through profit or loss as well as financial instruments at fair value through other comprehensive income, each of which are measured at fair value.

On January 1, 2018, the Corporation adopted the provisions in Financial Instruments (“IFRS 9”) and Revenue from Contracts with Customers (“IFRS 15”). See note 4. Significant accounting policies in relation to these adoptions are detailed below.

As previously announced, in response to changes in the business following the Australian Acquisitions (as defined below and further detailed in note 7), and to align with financial measures commonly used in the industry, the Corporation made certain reclassifications during the second quarter to the comparative interim condensed consolidated financial statements to enhance their comparability with the current period’s presentation. Consistent reclassifications have been made to the comparative balances in the consolidated financial statements for the year ended December 31, 2018. As a result, certain line items have been amended in the comparative consolidated statement of earnings and financial position and the related notes to the consolidated financial statements. These reclassifications are outlined below:

Consolidated Statements of (Loss) Earnings

The following financial statement line items, which the Corporation first introduced during the second quarter of 2018, resulted in a re-classification of the comparative period: Cost of revenue (excluding depreciation and amortization), Gross profit (excluding depreciation and amortization) and Operating income.

•	Cost of revenue (excluding depreciation and amortization) includes direct costs associated with revenue generating activities such as the following material items:
-	Gaming duty ($130.8 million for the year ended December 31, 2017), previously reported separately.
-	Processor costs ($69.5 million for the year ended December 31, 2017), previously reported within General and administrative expenses.
-

Royalties ($30.2 million for the year ended December 31, 2017) and affiliates costs ($8.1 million for the year ended December 31, 2017) which are directly related to revenue generating activities and previously reported within Selling costs.

•	The following material expense categories have been categorized as follows:
-	General and administrative expenses now also include the following:
▪	Foreign exchange ($2.8 million loss for the year ended December 31, 2017) and bank charges ($0.9 million for the year ended December 31, 2017), previously reported within Financial expenses.
▪	Gain on investments in certain equity instruments ($33.6 million for the year ended December 31, 2017), previously reported separately as Gain from investments.
-	Sales and marketing:
▪	Selling expenses remain as reported in previous periods, except as described above.
-	Research and development:
▪	Previously reported within General and administrative expenses and now reported separately.
-	Net financing charges:
▪

Financial expenses remain as previously reported, except for the inclusion of investment income ($0.9 million for the year ended December 31, 2017) previously reported separately on the consolidated statements of (loss) earnings and as noted above).

Consolidated Statements of Financial Position

The following re-classifications to the comparative period, which the Corporation first made during the second quarter of 2018, include the following:

•

Current assets: Prepaid expenses and deposits ($29.4 million as at December 31, 2017) and Inventories ($0.3 million as at December 31, 2017) were reported separately in previous periods and are now reported within Prepaid expenses and other current assets.

•

Non-Current assets: Prepaid expenses and deposits ($16.5 million as at December 31, 2017), Long term investments ($7.0 million as at December 31, 2017) and Investment tax credits receivable ($3.1 million as at December 31, 2017) were reported separately in previous periods and are now reported within Prepaid expenses and other non-current assets.

•

Current Liabilities: Accounts payable and accrued liabilities ($151.5 million as at December 31, 2017) and Other payables ($42.7 million as at December 31, 2017) were reported separately in previous periods and are now reported within Accounts payable and other liabilities.

Consolidated Statements of Cash Flows

There were no material reclassifications to the comparative period.

Going Concern

The Board of Directors of the Corporation (the “Board”) have, at the time of approving the consolidated financial statements, a reasonable expectation that the Corporation has adequate resources to continue in operational existence for the foreseeable future. As such, the Corporation continues to adopt the going concern basis of accounting in preparing the consolidated financial statements.

Principles of Consolidation

A subsidiary is an entity controlled by the Corporation. As such, the Corporation is exposed, or has rights, to variable returns from its involvement with such entity and has the ability to affect those returns through its current ability to direct such entity’s relevant activities (i.e., control over the entity).

The existence and effect of substantive voting rights that the Corporation potentially has the practical ability to exercise (i.e., substantive rights) are considered when assessing whether the Corporation controls another entity.

The Corporation’s consolidated financial statements include the accounts of the Corporation and its subsidiaries. Upon consolidation, management eliminated all inter-entity transactions and balances.

Non-controlling interests in subsidiaries are identified separately from the Corporation’s equity therein. Those non-controlling interests that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the subsidiary’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Other non-controlling interests are initially measured at fair value. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. “Total comprehensive income” is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Upon the loss of control of a subsidiary, the Corporation’s profit or loss on disposal is calculated as the difference between (i) the fair value of the consideration received and of any investment retained in the former subsidiary and (ii) the previous carrying amount of the assets (including any goodwill) and liabilities of the subsidiary and any non-controlling interests.

Revenue Recognition

The Corporation has applied IFRS 15 from January 1, 2018. As permitted, the Corporation applied IFRS 15 using the modified retrospective approach, whereby the cumulative impact of adoption is recognized in opening retained earnings. Comparative information for 2017 has not been restated. See note 4. The adoption of IFRS 15 did not have a material impact on the timing and amount of revenue recognized by the Corporation and the Corporation did not apply the available optional practical expedients.

Revenue from contracts with customers is recognized when control of the Corporation’s services is transferred to the customer at an amount that reflects the consideration to which the Corporation expects to be entitled in exchange for those services. The Corporation has concluded that it is the principal in its revenue arrangements because it controls the services before transferring them to the customer.

The Corporation has disclosed disaggregated revenue recognized from customers and revenue from other online activities in note 7.

The Company evaluates all contractual arrangements it enters into and evaluates the nature of the promised goods or services, and rights and obligations under the arrangement, in determining the nature of its performance obligations. Where such performance obligations are capable of being distinct and are distinct in the context of the contract, the consideration the Corporation expects to be entitled under the arrangement is allocated to each performance obligation based on its relative estimated stand-alone selling prices. Performance obligations that the Corporation concludes are not distinct are combined together into a single combined performance obligation. Revenue is recognized at an amount equal to the transaction price allocated to the specific performance obligation when it is satisfied, either at a point in time or over time, as applicable, based on the pattern of transfer of control.

The Company’s principal arrangements include the following sources of revenue:

Revenue from customers within the scope of IFRS 15

Poker revenue

Poker revenue represents primarily the commission charged at the conclusion of each poker hand in cash games (i.e., rake) and entry fees for participation in poker tournaments, and is net of certain promotional expenses, which are treated as a reduction to the transaction price. In poker tournaments, entry fee revenue is recognized when the tournament has concluded.

Gaming revenue

Gaming revenue primarily represents the difference between the amounts of bets placed by customers less amounts won (i.e., net house win) and is presented net of certain promotional expenses which are treated as a reduction to the transaction price. Gaming transactions are instantaneously settled and revenue is recognized at a point in time.

Poker and Gaming each consist of a single revenue performance obligation, notwithstanding the impact customer loyalty programs as noted below. Revenue is recognized at a point in time upon completion of the performance obligation as noted above. Poker and Gaming are each presented as revenue gross of applicable gaming duties, which are presented within cost of revenue.

Conversion margins

Revenue from conversion margins is the revenue earned on the processing of real-money deposits and cash outs in specified currencies. Revenue from customer cross currency deposits and withdrawals is recognized when the transaction is complete at a point in time. Revenue is recognized with reference to the underlying arrangement and agreement with the players and represents a single performance obligation and is recorded within the applicable line of operations.

Other revenue from customers

Play-money gaming revenue - Customers can participate in online poker tournaments and social casino games using play-money, or virtual currency. Customers can purchase additional play-money chips online to participate in the poker tournaments and social casino games. The revenue is recognized at a point in time when the customer has purchased such chips as control has been transferred to the customer and no further performance obligations exist. Once a customer has purchased such chips they are non-refundable and non-cancellable.

Other - The Corporation sponsors certain live poker tours and events, uses its industry expertise to provide consultancy and support services to the casinos that operate the events, and has marketing arrangements for branded poker rooms at various locations around the world. The Corporation also provides customers with access to odds comparisons, tips and other information to assist with betting, and provides other media and advertising services, and limited content development services with revenue generated by way of affiliate commissions, revenue share arrangements and advertising income as applicable. Revenue is recognized upon satisfying the applicable performance obligations, at a point in time or over time as applicable.

Revenue from customers out of the scope of IFRS 15

Betting revenue

The Corporation’s income generated from Betting product offerings does not fall within the scope of IFRS 15. Income generated from these online transactions is disclosed as revenue although these transactions are accounted as derivative instruments in accordance with IFRS 9 where the income meets the definition of gains or losses, as applicable.

Betting revenue primarily represents the difference between the amounts of bets placed by customers less amounts won (i.e., net house win). Open betting positions are carried at fair value, and gains and losses arising on these positions are recognized in revenue.

Betting is presented as revenue gross of applicable gaming duties, which are presented within cost of revenue.

Customer loyalty programs

The Corporation operates loyalty programs for its customers within each of its reporting segments that reward customers based on a number of factors, including volume of play, player impact on the overall ecosystem, whether the player is a net withdrawing or net depositing player, and product and game selection. For customer loyalty programs operated by the Corporation, applicable revenue received for which loyalty rights earned by our customers are recorded as a contract liability based on the rewards’ allocated amount and are subsequently recognized as revenue in a future period when the rewards are redeemed. Customer loyalty rewards are included in accounts payable and other liabilities on the consolidated statements of financial position.

The estimated selling price of loyalty rewards is determined using an equivalent cash cost approach which uses historical data of award redemption patterns considering the alternative goods or services for which the rewards can be redeemed. The estimated selling price of rewards is adjusted for an estimate of rewards that will not be redeemed based on historical redemption patterns. Historically non-redeemed loyalty rewards have not been significant.

Other sources of revenue

Income from player funds

A portion of customer deposits is held as current investments. Income generated from current investments and dormant accounts does not fall within the scope of IFRS 15. Income generated from investments is disclosed as revenue despite being accounted for in accordance with IFRS 9 where it meets the definition of gains or losses, as applicable.

Income (loss) from dormant accounts

When a customer deposit account becomes dormant in accordance with Corporation’s terms and conditions, the deposit is removed from customer liabilities and recorded within accounts payable and other liabilities. Income is generated from dormant accounts that are not expected to be re-activated based on historical information and re-activation rates. Losses are recorded on dormant accounts that are re-activated. Income (loss) generated from dormant accounts is disclosed as revenue despite being accounted for in accordance with IFRS 9 where it meets the definition of gains or losses, as applicable.

Cost of Revenue

Cost of revenue includes direct costs associated with revenue generating activities. Such direct costs include gaming duty, processor costs, and royalties. Cost of revenue does not include depreciation and amortization.

Financial Instruments

The Corporation applied IFRS 9 retrospectively from January 1, 2018. In accordance with the practical expedients permitted under the standard, comparative information for 2017 has not been restated. As permitted by IFRS 9, the Corporation elected to continue to apply the hedge accounting requirements of International Accounting Standard (“IAS”) 39, Financial Instruments (“IAS 39”) rather than the new requirements of IFRS 9 and will comply with the revised annual hedge accounting disclosures as required by the related amendments to IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).

For further information regarding the impact of the adoption of IFRS 9, see note 4.

Financial Assets

Recognition and Measurement

At initial recognition, the Corporation measures a financial asset at its fair value plus, in the case of a financial asset not measured at FVTPL (as defined below), transaction costs that are directly attributable to the acquisition of the financial asset. From January 1, 2018, the Corporation classifies financial assets into one of the following measurement categories:

•	Those to be measured subsequently at fair value through profit or loss (“FVTPL”);
•	Those to be measured subsequently through other comprehensive income (“FVOCI”); or
•	Those to be measured at amortized cost.

The classification depends on the Corporation’s business model for managing the financial assets and the contractual terms of the cash flows. Except in very limited circumstances, the classification may not be changed subsequent to initial recognition. The Corporation only reclassifies debt instruments when its business model for managing those assets changes.

Debt instruments

Subsequent measurement of debt instruments depends on the Corporation’s business model for managing the asset and the cash flow characteristics of that asset. There are three measurement categories into which the Corporation classifies its debt instruments:

•

Amortized cost: debt instruments are measured at amortized cost if they are held within a business model with the objective of collecting the contractual cash flows and those cash flows solely represent payments of principal and interest. A gain or loss on a debt instrument that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the debt instrument is derecognized or impaired. Interest income from these debt instruments is recognized using the effective interest rate method. Cash, restricted cash and accounts receivable are classified as amortized cost.

•

FVOCI: debt instruments are measured at FVOCI if they are held within a business model with the objective of either collecting the contractual cash flows or of selling the debt instrument, and those cash flows solely represent payments of principal and interest. Movements in the carrying amount are recorded in other comprehensive income, with impairment gains or losses, interest income and foreign exchange gains or losses recognized in profit or loss. When the debt instrument is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss. Bonds recorded within current investments are classified as FVOCI.

•

FVTPL: debt instruments that are not solely payments of principal and interest are classified and measured at FVTPL, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at FVOCI, as described above, debt instruments may be designated at FVTPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch. A gain or loss on a debt instrument that is subsequently measured at FVTPL and is not part of a hedging relationship is recognized in profit or loss and presented in the consolidated statements of (loss) earnings. Funds recorded within current investments are classified as FVTPL.

Equity instruments

The Corporation subsequently measures all equity instruments at fair value, except for equity instruments for which equity method accounting is applied. The classification of equity instruments depends on whether the Corporation has made an irrevocable election at the time of initial recognition to account for the equity instruments at FVOCI. There are two measurement categories into which the Corporation classifies its equity instruments:

•

FVOCI: equity instruments are classified as FVOCI on an instrument-by-instrument basis when the conditions are met based on the nature of the instrument. Where the Corporation’s management makes an irrevocable election to present fair value gains and losses on equity instruments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss upon the derecognition of those instruments. Dividends from such instruments continue to be recognized in profit or loss when the Corporation’s right to receive payment is established. The Corporation does not currently hold any equity instruments classified as FVOCI.

•

FVTPL: equity instruments are classified as FVTPL if they are held for trading (they are acquired for the purpose of selling or repurchasing in the near term) or equity investments which the Corporation had not irrevocably elected to classify at FVOCI. Changes in the fair value of financial assets at FVTPL are recognized in the consolidated statements of (loss) earnings. Equity in unquoted companies is classified as FVTPL.

Impairment of financial assets

At the end of each reporting period, the Corporation assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. The impairment provision recorded in respect of debt instruments carried at amortized cost and FVOCI is determined at 12-months expected credit losses on the basis that the Corporation considers these instruments as low risk.

The Corporation applies the simplified approach permitted by IFRS 9 for trade receivables and other financial assets held at amortized cost, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

The forward-looking element in determining impairment for financial assets is derived from comparison of current and projected macroeconomic indicators covering primary markets in which the Corporation operates.

Financial Liabilities

Recognition and measurement

Financial liabilities are classified, at initial recognition, as either financial liabilities at FVTPL or other financial liabilities.

•

FVTPL: Financial liabilities are classified as FVTPL if they are held for trading or are designated as FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise or the financial liability is managed and its performance is evaluated on a fair value basis. Any gains or losses arising on re-measurement are recognized in the consolidated statements of (loss) earnings. Derivative instruments, the deferred contingent payment and certain other level 3 liabilities (see note 26) are classified as FVTPL.

•

Other financial liabilities: Financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method calculates the amortized cost of a financial liability and allocates interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability (or a shorter period where appropriate) to the net carrying amount on initial recognition. Long-term debt is classified within other financial liabilities and is measured at amortized cost.

Debt modifications

The Corporation may pursue amendments to its credit agreements based on, among other things, prevailing market conditions. Such amendments, when completed, are considered by the Corporation to be debt modifications. For debt repayable at par with nominal break costs, the Corporation elected to account for such debt modifications as equivalent to repayment at no cost of the original financial instrument and an origination of a new debt at market conditions. Resetting the debt to market conditions with the same lender has the same economic substance as extinguishing the original financial instrument and originating new debt with a third-party lender at market conditions. The transaction is accounted for as an extinguishment of the original debt instrument, which is derecognized and replaced by the amended debt instrument, with any unamortized costs or fees incurred on the original debt instrument recognized as part of the gain or loss on extinguishment.

For all other debt, the accounting treatment of debt modifications depends upon whether the modified terms are substantially different than the previous terms. The terms of an amended debt agreement are considered substantially different when either: (i) the discounted present value of the cash flows under the new terms, discounted using the original effective interest rate, are at least ten percent different from the discounted present value of the remaining cash flows of the original debt or (ii) management determines that other changes to the terms of the amended agreement, such as a change in the environment in which a floating interest rate is determined, are substantially different. If the modification is considered to be substantially different, the transaction is accounted for as an extinguishment of the original debt instrument, which is derecognized and replaced by the amended debt instrument, with any unamortized costs or fees incurred on the original debt instrument recognized as part of the gain or loss on extinguishment. If the modification is not considered to be substantially different, an adjustment to the carrying amount of the original debt instrument is recorded, which is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate with the difference recognized in net financing changes on the consolidated statements of (loss) earnings.

Transaction costs

Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities that are classified as FVTPL) are added to or deducted from, as applicable, the fair value of the financial instrument on initial recognition. These costs are expensed to financial expenses on the consolidated statements of (loss) earnings over the term of the related interest bearing financial asset or financial liability using the effective interest method. When a debt facility is retired by the Corporation, any remaining balance of related debt transaction costs is expensed to financial expenses in the period that the debt facility is retired. Transaction costs related to financial instruments at FVTPL are expensed when incurred.

Classification and impairment of financial assets other than derivatives prior to January 1, 2018 under IAS 39

Financial assets are initially recognized at fair value and are classified as either FVTPL, “available-for-sale” or as “loans and receivables”. The classification depends on the purpose for which the financial instruments were acquired and their respective characteristics.

Fair value through profit or loss

Financial assets at FVTPL are financial assets held-for-trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or as otherwise determined by management to be in this category. Financial assets classified at FVTPL are measured at fair value with the realized and unrealized changes in fair value recognized each reporting period in the consolidated statements of (loss) earnings. The Corporation classified certain short-term investments as FVTPL as at December 31, 2017.

Available-for-sale

Available-for-sale assets are financial assets that are either designated in this category or not classified in any of the other categories. Such assets are included in other non-current financial assets unless management intends to dispose of them within 12 months of the date of the consolidated statements of financial position. Financial assets classified as available-for-sale are carried at fair value with changes in fair value recorded in the consolidated statements of comprehensive (loss) income. Interest on available-for-sale assets is calculated using the effective interest rate method and is recognized in the consolidated statements of (loss) earnings. When a decline in fair value is determined to be significant or prolonged, the cumulative loss included in accumulated other comprehensive income (loss) is reclassified as such and then recognized in the consolidated statements of (loss) earnings. Gains and losses realized on the disposal of available-for-sale assets are recognized in the consolidated statements of (loss) earnings. The Corporation classifies certain current and noncurrent investments as available-for-sale.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments but which are not quoted in an active market. All such assets with maturities equal to or less than 12 months from the date of the consolidated statements of financial position are classified as current assets, while those with maturities greater than 12 months from such date are classified as non-current assets. Financial instruments classified as loans and receivables are initially recorded at fair value and subsequently measured at amortized cost using the effective interest method. The Corporation classifies accounts receivable and promissory notes as loans and receivables.

Impairment

At the end of each reporting period, the Corporation assesses whether a financial asset or a group of financial assets, other than those classified as FVTPL, is impaired. If there is objective evidence that impairment exists, the loss is recognized in the consolidated statements of (loss) earnings. The impairment loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the consolidated statements of (loss) earnings.

Derivatives

As permitted by IFRS 9, the Corporation elected to continue to apply the hedge accounting requirements of IAS 39 rather than the new requirements of IFRS 9 and will comply with the revised annual hedge accounting disclosures as required by the related amendments to IFRS 7.

The Corporation uses derivative instruments for risk management purposes and does not use derivative instruments for speculative trading purposes (except for derivatives with respect to the Corporation’s Betting line of operations, which are transactions within the scope of IFRS 9 but reported as revenue as discussed above). All derivatives are recorded at fair value in the consolidated statements of financial position. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. For derivatives not designated as hedging instruments, the re-measurement of those derivatives each period is recognized in the consolidated statements of (loss) earnings.

Derivatives may be embedded in other financial liabilities and non-financial instruments (i.e., the host instrument). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative and the combined instrument (i.e., the embedded derivative plus the host instrument) is not held-for-trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in the consolidated statements of (loss) earnings.

A derivative embedded within a hybrid contract containing a financial asset host is not accounted for separately under IFRS 9. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at FVTPL.

Hedge accounting

The Corporation designates certain derivatives as either:

•	hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges), or
•	hedges of a net investment in a foreign operation (net investment hedges).

At inception of the hedge relationship, the Corporation formally documents how the hedging relationship meets the hedge accounting criteria. It also records the economic relationship between the hedged item and the hedging instrument, including the nature of the risk, the risk management objective and strategy for undertaking the hedge and the method that will be used to assess the effectiveness of the hedging relationship at inception and on an ongoing basis.

Cash flow hedges

The Corporation uses derivatives for cash flow hedges. The effective portion of the change in fair value of the hedging instrument is recorded in other comprehensive income and accumulated in the cash flow hedging reserve, while the ineffective portion is recognized immediately in the consolidated statements of (loss) earnings. Gains and losses on cash flow hedges accumulated in other comprehensive (loss) income are reclassified to the consolidated statements of (loss) earnings in the same period the hedged item affects the consolidated statements of (loss) earnings. If the forecast transaction is no longer expected to occur, the hedge no longer meets the criteria for hedge accounting, the hedging instrument expires or is sold, terminated or exercised, or the designation is revoked, the hedge accounting is discontinued prospectively.  If the forecast transaction is no longer expected to occur, then the amount accumulated in equity is reclassified to the consolidated statements of (loss) earnings.

Net investment hedges

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging item relating to the effective portion of the hedge is recognized in other comprehensive income and accumulated under the heading cumulative translation adjustments reserve. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated statements of (loss) earnings. Gains and losses accumulated in other comprehensive income are reclassified to the consolidated statements of (loss) earnings when the foreign operation is partially disposed of or sold.

Determination of fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the applicable measurement date. When measuring the fair value of an asset or a liability, the Corporation uses market observable data to the extent possible. If the fair value of an asset or a liability is not directly observable, it is estimated by the Corporation using valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs (e.g., by the use of the market comparable approach that reflects recent transaction prices for similar items, discounted cash flow analysis, or option pricing models refined to reflect the Corporation’s specific circumstances). Inputs used are consistent with the characteristics of the asset or liability that market participants would take into account.

For the Corporation’s financial instruments which are recognized in the consolidated statements of financial position at fair value, the fair value measurements are categorized based on the lowest level input that is significant to the fair value measurement in its entirety and the degree to which the inputs are observable. The significance levels are classified as follows in the fair value hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Transfers between levels of the fair value hierarchy are recognized by the Corporation at the end of the reporting period during which the transfer occurred.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, bank deposits and other short-term highly liquid investments with maturities of three months or less, which are generally used by the Corporation to meet short-term liquidity requirements.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. The Corporation assessed all its leases to be operating leases.

The Corporation as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

The Corporation as lessee

Rents payable under operating leases are recognized as an expense on a straight-line basis over the term of the relevant lease except where another more systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of any such incentive is recognized as a reduction of rental expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

Prepaid Expenses and Deposits

Prepaid expenses and deposits consist of amounts paid in advance or deposits made for which the Corporation will receive goods or services.

Property and Equipment

Property and equipment which have finite lives are recorded at cost less accumulated depreciation and impairment losses. Depreciation is expensed from the month the particular asset is available for use, over the estimated useful life of such asset at the following rates, which in each case are intended to reduce the carrying value of the asset to the estimated residual value:

Furniture and fixtures	Straight-line	4-10 years
Computer equipment	Straight-line	2-5 years
Building	Straight-line	25 years

Intangible Assets

Intangible assets which have finite lives are recorded at cost less accumulated amortization and impairment losses. Amortization is expensed from the month the particular asset is available for use, over the estimated useful life of such asset at the following rates, which in each case are intended to reduce the carrying value of the asset to the estimated residual value:

Software technology (including deferred development costs)	Straight-line	5 years
Software technology (Defensive intangible asset)	Straight-line	2 years
Customer relationships	Straight-line	15 years
Brands (licensed)	Straight-line	22 years
Brands	N/A	Indefinite useful life
Other intangibles	Straight-line	4-10 years

The amortization method, useful life and residual values are assessed annually and the assets are tested for impairment, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Upon retirement or disposal, the cost of the asset disposed of and the related accumulated amortization are removed from the consolidated statements of financial position and any gain or loss is reflected in the consolidated statements of (loss) earnings. Expenditures for repairs and maintenance are expensed as incurred.

The Corporation determined that its owned brands have indefinite useful lives as they have no foreseeable limit to the period over which such assets are expected to contribute to the Corporation’s cash flows. In addition, the Corporation expects to continue to support its brands with ongoing marketing efforts.

The Corporation tests its owned brands for impairment at least annually, or more frequently if circumstances such as significant declines in expected sales, net earnings or cash flows indicate that the cash-generating units (“CGUs”) to which such brands relate might be impaired.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business acquisition. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is tested for impairment at least annually, or more frequently if circumstances such as significant declines in expected sales, net earnings or cash flows indicate that that the CGUs or group of CGUs to which goodwill is allocated might be impaired. The Corporation monitors and tests goodwill for impairment at the operating segment level.

Research and Development

Research and development costs are expensed except in cases where development costs meet certain identifiable criteria for deferral. Deferred development costs, which have probable future economic benefits, can be clearly defined and measured, and are incurred for the development of new products or technologies, are capitalized. These development costs, net of related research and development investment tax credits, are not amortized until the products or technologies are commercialized or when the asset is available for use, at which time, they are amortized over the estimated life of the commercial production of such products or technologies.

The amortization method and the life of the commercial production are assessed annually and the assets are tested for impairment whenever an indication exists that an asset might be impaired.

The Corporation claims research and development investment tax credits as a result of incurring scientific research and experimental development expenditures. Research and development investment tax credits are recognized when the related expenditures are incurred and there is reasonable assurance of their realization. Investment tax credits are accounted for by the cost reduction method whereby the amounts of tax credits are applied as a reduction of the expense or deferred development costs.

Investments

Investments are stated at the lower of cost and fair market value. Cost is determined on a weighted average basis at a consolidated level.

Investments in Associates

An associate is an entity over which the Corporation has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the associate but is not the control or joint control over those policy decisions.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations.

Under the equity method, an investment in an associate is initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Corporation’s share of the profit or loss and other comprehensive income of the associate. When the Corporation's share of losses of an associate exceeds the Corporation's interest in that associate (which includes any long-term interests that, in substance, form part of the Corporation's net investment in the associate), the Corporation discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Corporation has incurred legal or constructive obligations or made payments on behalf of the associate.

An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate.  On acquisition of the investment in an associate, any excess of the cost of the investment over the Corporation's share of the net fair value of the identifiable assets and liabilities of the associate is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Corporation's share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in the consolidated statements of (loss) earnings in the period in which the investment is acquired.

The requirements of IAS 36, Impairment of Assets (“IAS 36”) are applied to determine whether it is necessary to recognize any impairment loss with respect to the Corporation’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

Impairment of Non-Current Assets

Management assesses, at the end of the reporting period, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Corporation estimates the asset’s recoverable amount. An asset’s or CGU’s recoverable amount is the higher of the asset’s or CGU’s fair value less costs of disposal and its value in use. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Corporation bases its impairment calculation on detailed budgets and forecast calculations, which are prepared for the Corporation’s assets or CGU to which such assets are allocated. These budgets and forecast calculations generally cover a period of three to five years. A long-term growth rate is calculated and applied to project future cash flows after the final year included in the forecast.

Impairment losses of continuing operations are recognized in the consolidated statements of (loss) earnings in expense categories consistent with the function of the impaired asset. An impairment loss recognized for goodwill may not be reversed. At the end of the reporting period, the Corporation assesses if there is an indication that impairment losses recognized in previous periods for other assets have decreased or no longer exist. Where an impairment loss is subsequently reversed, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount provided that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Taxation

Income tax expense represents the sum of current and deferred taxes. Current and deferred taxes are recognized in the consolidated statements of (loss) earnings, except to the extent they relate to items recognized in the consolidated statements of comprehensive (loss) income or directly in the consolidated statements of changes in equity.

Current tax

Current tax payable is based on taxable income for the year. Taxable income differs from earnings as reported in the consolidated statements of (loss) earnings because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Corporation’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the particular reporting period.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the Corporation’s consolidated financial statements and the corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable income will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting earnings.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments and interests in subsidiaries and associates, except where the Corporation is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of any such asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, in each case based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Corporation expects, at the end of the particular reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Corporation intends to settle its current tax assets and liabilities on a net basis. Deferred tax assets and liabilities are not discounted. Current and deferred tax are recognized in the consolidated statements of (loss) earnings, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Share based payments

The Corporation maintains an equity-based long-term incentive award program to align interests of its management team with those of its Shareholders by focusing the management team on long-term objectives over a multi-year period, with the value of the award fluctuating based on stock price appreciation. The Corporation has two equity-based award plans and accounts for grants under these plans in accordance with the fair value-based method of accounting for stock-based compensation for the applicable period. The Corporation currently makes its equity grants under its Equity Incentive Plan dated June 22, 2015 (the “2015 Equity Incentive Plan”), which provides for grants of stock options (“Options”), Restricted Share Units (“RSU”), Deferred Share Units (“DSU”), Performance

Share Units (“PSU”), Restricted Shares (“RS”), and other Common Share-based awards as the Board may determine. Prior to the Corporation’s 2015 annual shareholder meeting (the “2015 Annual Meeting”), equity-based awards were granted solely under the Corporation’s 2010 stock option plan, as amended from time to time (the “2010 Stock Option Plan” and together with the 2015 Equity Incentive Plan, the “Plans”) and consisted only of Options. The Corporation no longer grants Options under the 2010 Stock Option Plan, but it remains in effect only to govern the terms of outstanding Options granted prior to the date of the 2015 Annual Meeting.

Effective for 2017, the Corporation replaced the stock option component of the long-term incentive program for its management team with a regular, annual grant program that is comprised of PSUs and RSUs. The RSUs are subject to service vesting conditions and the PSUs are subject to service, market and non-market vesting conditions. The Corporation also offers DSUs, RSUs and RS for members of its Board of Directors.

Non-employee equity-settled share-based payments are measured at the fair value of the goods and services received, except where that fair value cannot be estimated reliably. If the fair value cannot be measured reliably, non-employee equity-settled share-based payments are measured at the fair value of the equity instrument granted as measured at the date the entity obtains the goods or the counterparty renders the service. Stock-based compensation expense is recognized over the contract life of the options or the option settlement date, whichever is earlier.

Stock Options

Compensation expense for equity-settled stock options awarded to participants under the Plans is measured at the fair value at the grant date using the Black-Scholes-Merton valuation model and is recognized using the graded vesting method over the vesting period of the options granted. Stock-based compensation expense recognized is adjusted to reflect the number of options that have been estimated by management for which conditions attaching to service will be fulfilled as of the grant date until the vesting date so that the recognized expense corresponds to the options that have vested. Stock-based compensation expense is recorded in the equity reserve when the expense is recognized in the consolidated statements of (loss) earnings. When options are exercised, any consideration received from participants as well as the related compensation cost recorded within the equity reserve are credited to share capital.

Other equity-settled share based payments

Restricted Share Units

An RSU is a unit equivalent in value to a Common Share which entitles the holder to receive Common Shares after a specified vesting period determined by the Plan Administrator of the 2015 Equity Incentive Plan (the “Plan Administrator”), in its sole discretion. Upon settlement, holders will receive one fully paid Common Share in respect of each vested RSU. Generally, the RSUs vest in equal annual installments over a three or four-year period (graded vesting method), and subject to continued employment through each vesting date.

Performance Share Units

A PSU is a unit equivalent in value to a Common Share which entitles the holder to receive Common Shares based on the achievement of performance goals established by the Plan Administrator, including in consultation with management, over a performance period. Generally, the PSUs vest on the third anniversary of the date of the grant (cliff vesting), and based on a weighted mix of revenue and Adjusted EBITDA targets of the Corporation for the applicable three-year performance period as well as the individual remaining employed by, or continuing to provide services to, the Corporation. The grantee is eligible for additional PSUs (the “Additional PSUs”) up to 50% of the PSUs granted on the grant date, subject to an additional total shareholder return condition (the “TSR Condition”), and to the extent the other service and performance conditions are met. The Additional PSUs have service, non-market and market (i.e., the TSR Condition) vesting conditions, all of which must be satisfied to vest.

Upon settlement, holders will receive fully paid Common Shares in proportion to the number of vested PSUs held and the level of performance achieved. Any unearned PSUs will be forfeited.

Deferred Share Units

The Corporation offers DSU grants to the members of the Board. Upon settlement, holders will receive one fully paid Common Share in respect of each vested DSU. The Corporation recognizes services received in a share-based payment transaction as an expense over the requisite service period and recognizes a corresponding increase in equity as the services are received. DSUs vest immediately or over either a one-, two- or three-year period. The grant date is the date on which the Corporation and the Directors have a shared understanding of all the terms and conditions of the arrangement. If the grant date occurs after the service commencement date, then the Corporation estimates the grant-date fair value of the DSUs for the purpose of recognizing the expense from the service commencement date until the accounting grant date. All grants are subject to forfeiture if the director ceases to serve as a director prior to vesting and vested DSUs can only be settled at such time.

Restricted Shares

An RS is a fully paid Common Share that is subject to restrictions on transfer and a risk of forfeiture for a period of time, and which shall be held by the Corporation or its designee in escrow until such time as the restricted period lapses. The Plan Administrator shall have the authority to determine at the time of grant, the duration of the restricted period and other restrictions applicable to the restricted Common Shares. Except for the restrictions applicable to the restricted Common Shares, during the restricted period, the holder shall have all the rights and privileges of a holder of Common Shares as to the restricted Common Shares, including the right to vote. All previously outstanding RS vested and were settled during the year ended December 31, 2017.

With respect to RS, RSUs, PSUs and DSUs, the Corporation doesn’t currently expect to pay any dividends during the vesting period. Therefore, the fair market value of a RS, RSU, PSU or DSU is equal to the market price of the underlying Common Share at the grant date. On the grant date, the fair value of the awards is measured using the closing TSX stock price, or the closing Nasdaq stock price if the Common Shares are not traded on the TSX. The fair market value of the Additional PSUs is determined using a simulation based valuation to reflect the probability of the market condition being met. The service and non-market conditions, do not affect the fair value of the awards at grant date. Market conditions are reflected as an adjustment (discount) to the initial estimate of fair value at grant date of the instrument to be received and there is no true-up for differences between estimated and actual vesting due to market conditions.

Share-based compensation expense is recognized over the vesting period in the consolidated statements of (loss) earnings with a corresponding increase to the equity reserve. Once the awards vest and are settled with the counterparty, the related amount recorded within the equity reserves is credited to share capital.

Dividend Equivalents

RS, RSUs, PSUs and DSUs may be credited with dividend equivalents in the form of additional RS, RSUs, PSUs, DSUs and other share-based awards, as applicable. Dividend equivalents shall vest in proportion to the awards to which they relate. Such dividend equivalents shall be computed by dividing: (i) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of RS, RSUs, PSUs, DSUs or other share-based awards, as applicable, held by the participant on the record date for the payment of such dividend, by (ii) the highest closing price of the Common Shares on any stock exchange on which the Common Shares are then listed on the date of grant, at the close of the first business day immediately following the dividend record-date.

Provisions

Provisions represent liabilities of the Corporation for which the amount or timing of payment is uncertain. Provisions are recognized when the Corporation has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at the present value of the expected expenditures required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in provisions due to the passage of time is recognized in interest accretion within net financing charges on the consolidated statements of (loss) earnings.

Contingent liabilities

Contingent liabilities are possible obligations the existence of which will be confirmed by uncertain future events that are not wholly within the control of the entity. Contingent liabilities also include obligations that are not recognized because their amount cannot be measured reliably or because settlement is not probable. A contingent liability is not recognized in the consolidated statements of financial position. However, unless the possibility of an outflow of economic resources is remote, a contingent liability is disclosed in the notes.

Translation of Foreign Operations and Foreign Currency Transactions

Functional and presentation currency

IFRS requires entities to consider primary and secondary indicators when determining functional currency. Primary indicators are closely linked to the primary economic environment in which the entity operates and are given more weight. Secondary indicators provide supporting evidence to determine an entity’s functional currency. Once the functional currency of an entity is determined, it should be used consistently, unless significant changes in economic factors, events and conditions indicate that the functional currency has changed.

A change in functional currency is accounted for prospectively from the date of the change by translating all items into the new functional currency using the exchange rate at the date of the change.

Based on an analysis of the primary and secondary indicators, the functional currency of each of the Corporation and its subsidiaries have been determined. The functional currency of the Corporation is CDN. The Corporation’s consolidated financial statements are presented in U.S. dollars.

Transactions and balances

Foreign currency transactions are translated into the applicable functional currency using the exchange rates prevailing on the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized within general and administrative expenses.

Group companies

The results and financial position of the Corporation’s subsidiaries that have a functional currency different from the Corporation’s presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each statement of financial position presented are translated at the closing exchange rate on the date of that statement of financial position;
(ii)

income and expenses for each statement of net (loss) earnings and statement of other comprehensive (loss) income are translated at the rates of exchange prevailing on the dates of the transactions; and

(iii)	all resulting exchange rate differences are recognized in other comprehensive (loss) income and are transferred to net (loss) earnings upon the sale or disposition of subsidiaries.

Business Combinations

Business combinations are accounted for using the acquisition method. Under this method, the identifiable assets acquired and liabilities assumed, including contingent liabilities, are recognized in the consolidated statements of financial position at their respective fair values. Goodwill is recorded based on the excess of the fair value of the consideration transferred over the fair value of the Corporation’s interest in the acquiree’s net identifiable assets on the date of the acquisition. Any excess of the identifiable net assets over the consideration transferred is immediately recognized in the consolidated statements of (loss) earnings.

The consideration transferred by the Corporation to acquire control of an entity is calculated as the sum of the acquisition-date fair values of the assets transferred, liabilities incurred and equity interests issued by the Corporation, including the fair value of all the assets and liabilities resulting from a deferred contingent payment arrangement. Acquisition-related costs are expensed as incurred.

Operating Segments

Segments are reported in a manner consistent with the internal reporting provided to the Corporation’s Chief Operating Decision Maker (“CODM”). The Corporation’s CODM consists of its Chief Executive Officer, Chief Financial Officer and Chief Corporate Development Officer, as this group is responsible for allocating resources to, and assessing the performance of, the operating segments of the Corporation.

Key sources of estimation uncertainty

Determining the carrying amounts of some assets and liabilities requires estimation of the effects of uncertain future events on those assets and liabilities at the end of the reporting period. The following discussion sets forth key sources of estimation uncertainty at the end of the reporting period, that management believes have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Goodwill impairment

At least annually, the Corporation tests whether goodwill is subject to any impairment in accordance with the applicable accounting policy set forth in note 2.

The Corporation applied judgment in the allocation of goodwill to the identified cash-generating units (“CGUs”). Prior to the SBG Acquisition, the Corporation identified potential synergy benefits that management estimated would be realized in both the International and United Kingdom CGUs and accordingly attributed a portion of the goodwill recognized from the SBG Acquisition to the International CGU for impairment testing purposes, given the synergies were taken into account when determining an appropriate purchase price. The annual recurring synergy benefit applicable to each CGU was calculated and the net present value of this recurring benefit to each CGU was used to allocate the appropriate proportion of goodwill accordingly.

The recoverable amount for any CGU or group of CGUs is determined based on the higher of fair value less costs to sell and value in use. Both valuation approaches require management to use judgments and estimates. Goodwill impairment exists when the carrying value of a CGU or group of CGUs exceeds its recoverable amount. Estimates used in determining the recoverable amount include but are not limited to expected cash flows, growth rates, capital expenditures and discount rates. A change in future earnings or any other assumptions may have a material impact on the fair value of the CGU or group of CGUs, and could result in an impairment loss. See note 11.

Valuation of deferred contingent payment on acquisition of non-controlling interest

As part of the incremental acquisition of an 18% equity interest in BetEasy, BetEasy’s management team will be entitled to an additional payment of up to AUD 239 million in 2020, subject to certain performance conditions primarily related to its EBITDA, and payable in cash and/or additional Common Shares at The Stars Group’s discretion. The Corporation considered this additional payment to be a contingent consideration and accounted for it as part of the purchase price related to the acquisition of the 18% equity interest in BetEasy. The deferred contingent payment is subsequently recorded at fair value at each balance sheet date, with re-measurements recorded within net financing charges in the consolidated statements of (loss) earnings. In valuing the deferred contingent payment as at December 31,

2018, the Corporation used a discount rate of 10.5%, considering the term of the deferred contingent payment period and credit risk. The Corporation applied a volatility of historical EBITDA for comparable companies of 25%, which was based on historical performance and market indicators. See notes 5 and 26.

Uncertain tax positions

Determining the Corporation’s income tax and its provisions for income taxes involves a significant degree of estimation and judgment, particularly in respect of open tax returns relating to prior years where the liabilities remain to be agreed with the local tax authorities. The Corporation is also subject to tax authority audits and has a number of open tax enquiries. As a result, it has recognized a number of provisions against uncertain tax positions that are recognized based on management’s best estimate of the outcome after taking into consideration all available evidence, and where appropriate, after taking external advice. The tax provisions recorded in the Corporation’s consolidated financial statements in respect of prior years relate to intercompany trading and financing arrangements entered into in the normal course of business and tax audits that are currently in progress with fiscal authorities. Due to the uncertainty associated with such tax items it is possible that at a future date, on resolution of the open tax matters, the final outcome may vary significantly and there is the potential for a material adjustment to the carrying amounts of the liability recorded as a result of this estimation uncertainty.

Critical accounting estimates and judgments

The preparation of the Corporation’s consolidated financial statements requires management to make estimates and assumptions concerning the future. It also requires management to exercise its judgment in applying the Corporation’s accounting policies. Estimates and judgments are continuously evaluated and are based on historical experience, general economic conditions, and trends and other factors, including expectations of future events.

Estimates and their underlying assumptions are reviewed on a regular basis and the effects of any changes are recognized immediately. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the consolidated financial statements and actual results could differ from the Corporation’s estimates.

The following discussion sets forth what management believes to be the most significant estimates and assumptions in determining the value of assets and liabilities and the most significant judgments in applying the Corporation’s accounting policies.

Determination of purchase price allocations and deferred contingent payments

Management makes certain judgments and estimates in the recognition and measurement of assets and liabilities, including separately identifiable intangibles acquired as part of a business combination. Further, management also makes judgments and estimates in determining the value of deferred contingent payments that should be recorded as part of the consideration on the date of acquisition and changes in deferred contingent payments payable in subsequent reporting periods. The deferred contingent payment relating to the incremental acquisition of an 18% equity interest in BetEasy is discussed above in key sources of estimation uncertainty and in note 26.

Business combinations may result in the recognition of certain intangible assets, recognized at fair value, including but not limited to, software technology, customer relationships, below market significant contracts, and brands. Judgment is applied in the identification of “identifiable” intangible assets which requires that an asset must be separable or must arise from contractual or other legal rights to distinguish it from goodwill. Specifically, customer relationships recognized in respect of the SBG Acquisition and the Australian Acquisitions are primarily in respect of non-contractual relationships from which the acquired companies have a practice and history of establishing contracts (i.e., customers that have previously engaged in online gaming transactions and are expected to engage in future online gaming transactions)

Key estimates made by management in connection with the measurement of acquired intangible assets relating to the SBG Acquisition and the Australian Acquisitions, included:

(i)	Discount rates – The Corporation used discount rates ranging from 7% to 10%.
(ii)	Attrition rates – The Corporation valued certain intangibles using estimated attrition rates ranging from 3% to 10%.
(iii)	Technology migration – The Corporation valued technology intangibles using estimated useful lives of 5 to 7 years based on the planned migration towards newer developed technology.
(iv)	Technology royalty rate – The Corporation valued certain technology intangibles using royalty rates ranging from 5% to 10%.
(v)	Brand royalty rate – The Corporation valued brands using royalty rates ranging from 2.5% to 5%.
(vi)

Estimating future cash flows – The Corporation considered historical performance and industry assessments among other sources in the estimation of the cash flows. Significant estimation uncertainty exists with respect to forecasting and growth assumptions used in the valuation of intangibles.

Acquisition of BetEasy – Control assessment

The Corporation acquired a 62% equity interest in BetEasy on February 27, 2018, and a further 18% equity interest on April 24, 2018. As is typical, the shareholders agreement entered into with the minority shareholders of BetEasy in connection with these transactions includes a number of rights and protections for the minority shareholders in certain circumstances that are directly harmful to the minority, including as it relates to significant changes to business scope, material acquisitions or financing. In the Corporation’s judgment such minority shareholder rights are protective rights and the Corporation has control in accordance with IFRS 3, Business Combinations.

Useful lives of long-lived assets

Estimates are used for each component of an asset’s useful life and is based on an analysis of all pertinent factors including, but not limited to, the expected use of the asset and, in the case of intangible assets, where applicable, contractual provisions that enable the renewal or extension of the asset’s legal or contractual life without substantial cost, as well as renewal history or the expected period of future benefit of the intangible asset. Incorrect estimates of useful lives could result in an increase or decrease in the annual amortization expense and future impairment charges.

As noted above, the Corporation acquired significant intangible assets in connection with the SBG Acquisition and the Australian Acquisition. Management used estimates in determining the useful lives for these acquired intangible assets using information regarding, among other things, details of the contractual terms, historical customer activity and attrition, forecasted cash flow information, and market conditions and trends.

Debt extinguishment

The Corporation applied judgment in determining whether transactions related to its long-term debt during the period should be classified as an extinguishment or modification of such debt. The Corporation considers long-term debt that is pre-payable with no significant termination costs as being extinguished when contractual amendments are made. As discussed in note 17, on April 6, 2018, the Corporation amended its long-term debt in connection with the Australian Acquisitions and recorded the amendment as an extinguishment for accounting purposes as the debt was repayable at par, and no termination costs were incurred. On July 10, 2018, the Corporation’s previous first lien term loans were repaid in full and the transaction was recorded as an extinguishment for accounting purposes. No termination costs were incurred upon repayment.

Recognition and valuation of embedded derivatives

The Senior Notes (as defined below) include certain embedded features allowing the Corporation to redeem the Senior Notes or allowing the holders to require a redemption of the Senior Notes. The Corporation applied its judgment in determining whether the features represent embedded derivatives required to be bifurcated from the carrying value of the Senior Notes, including in relation to the assessment of whether the features are closely related to the host contract (i.e., the Indenture (as defined below) governing the Senior Notes). The Corporation considers redemption features with fixed redemption prices over a series of redemption dates as a single feature for assessing whether the feature is closely related to the host contract. The Corporation also considers embedded features with the same underlying risk exposure (i.e., interest rate risk exposure) as a combined derivative instrument for measurement, presentation and disclosure. Certain features were bifurcated from the carrying value of the Senior Notes. Management used estimates, including an implied credit spread of 3.8% as at December 31, 2018, in determining the fair value of the embedded derivatives. See notes 17, 19 and 26.

Functional currency

The Corporation’s worldwide operations expose the Corporation to transactions denominated in a number of different currencies, which are required to be translated into one currency for consolidated financial statement reporting purposes. The Corporation’s foreign currency translation policy is designed to reflect the economic exposure of the Corporation’s operations to various currencies. The functional currencies of the Corporation’s subsidiaries are assessed on a regular basis as the operations of the Corporation evolve or as result of business combinations or expansions. The functional currency of an operation or subsidiary is the currency of the primary economic environment to which it is exposed.

Following the SBG Acquisition and the Australian Acquisitions, management applied judgment in determining the functional currencies of the acquired subsidiaries and considered the impact of the acquisitions on the primary economic environment of the acquiring subsidiaries. To determine the functional currencies, management considered the currency that influences sales prices of the goods and services provided by the operations and the currency that influences the costs incurred by the operations. Where as a result of these primary factors, the functional currency was not obvious, management examined secondary factors such as the currency in which funds from financing are obtained, the currency in which cash receipts are retained and the levels of interactions with the parent company.

Contingent liabilities

The Corporation reviews outstanding legal cases following developments in legal proceedings at each balance sheet date, considering, among other things: the nature of the litigation, claim or assessment; the legal processes and potential level of damages in the jurisdiction in which the litigation, claim or assessment has been brought; the progress of the case (including progress after the date of the consolidated financial statements but before those statements are issued); the opinions or views of legal counsel and other advisors; experience of similar cases; and any decision of the Corporation’s management as to how it will respond to the litigation, claim or assessment. The Corporation assesses the probability of an outflow of resources to settle the obligation as well as if the outflow can be reliably measured. If these conditions are not met, no provision will be recorded and the relevant facts will be disclosed as a contingent liability. To the extent that the Corporation’s assessments at any time do not reflect subsequent developments or the eventual outcome of any claim, its future consolidated financial statements may be materially affected, with a favourable or adverse impact on the Corporation’s business, financial condition or results of operations. See note 28.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

New accounting pronouncements - not yet effective

IFRS 16, Leases

In 2016, the IASB issued IFRS 16, Leases (“IFRS 16”) replacing IAS 17, Leases (“IAS 17”) and related interpretations. The standard introduces a single lease accounting model for lessees that requires on-balance sheet recognition and measurement. Lessees are required to recognize right-of-use assets representing the right to use the underlying assets and a lease liability representing the obligation to make lease payments. At the commencement date of a lease, a lessee will measure the present value of in substance fixed future lease payments as right-of-use assets and lease liabilities. Lessees will be required to recognize the interest expense related to recognizing the lease liability and the depreciation expense on the right-of-use asset. IFRS 16 substantially carries forward the lessor accounting requirements from IAS 17.

IFRS 16 became effective for the Corporation on January 1, 2019 for reporting periods after that date. The Corporation intends to adopt the standard by applying the requirements of the standard retrospectively with the cumulative effects of initial application recorded in opening retained earnings as at January 1, 2019 using a modified retrospective approach with no restatement of the comparative period.

The Corporation will make use of the practical expedient available on transition to IFRS 16, that does not require it to reassess whether a past contract is or contains a lease. Accordingly, the definition of a lease in accordance with IAS 17 and related interpretations will continue to apply to the Corporation’s leases entered into or modified before January 1, 2019. The Corporation will also elect to use the exemptions provided by the standard on lease contracts with durations of 12 months or less as of the date of initial application and for leases of underlying assets with low value. Under IFRS 16, right-of-use assets will be tested for impairment in accordance with IAS 36. This will replace the previous requirement to recognize a provision for onerous lease contracts. However, as a transition practical expedient, the Corporation elected to rely on the assessment of whether leases are onerous by applying IAS 37, Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application as an alternative to performing an impairment review.

In preparation for the first-time adoption of IFRS 16, the Corporation has also carried out an implementation project which has led management to conclude that that the new definition in IFRS 16 will not change significantly the scope of contracts that meet the definition of a lease for the Corporation.

On initial application of IFRS 16, for all leases for which the Corporation is a lessee, the Corporation expects to recognize a right-of-use asset in the range of $54.0 million to $58.0 million and a corresponding lease liability in the range of $57.0 million to $61.0 million in the consolidated statements of financial position, initially measured at the present value of the future lease payments.

Subsequent to initial application of IFRS 16, there will be a decrease in rent expense and an increase in depreciation and net finance charges. For short-term leases and leases of low-value assets, the Corporation will opt to recognize a lease expense on a straight-line basis as permitted by IFRS 16. For the year ending December 31, 2019, the corporation currently expects an decrease to net (loss) earnings in the form of a reduction to operating rental expenses of between $14.0 million and $16.0 million and an increase in depreciation expenses of between $12.5 million to $14.5 million, each as reported in general and administrative expenses on the consolidated statements of (loss) earnings as well as an increase to interest accretion expense of between $1.5 million to $2.5 million reported in net financing charges on the consolidated statements of (loss) earnings.

At the date of finalizing these consolidated financial statements, management are completing their reviews across certain non-material contracts. Some of these contracts may be identified as leases under IFRS 16 and if so, the right of use asset and lease liability may increase accordingly. As the corporation has no finance leases, there will be no impact as a result of the adoption of IFRS 16 with respect to the same.

International Financial Reporting Interpretations Committee 23, Uncertainty over Income Tax Treatments (“IFRIC 23”)

In June 2017, the IASB published IFRIC 23, effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so.

The Corporation intends to adopt the interpretation by applying the requirements retrospectively with the cumulative effects of initial application recorded in opening retained earnings as at January 1, 2019 using a modified retrospective approach with no restatement of the comparative period. The Corporation believes that the adoption of the interpretation will not have a material impact to the consolidated financial statements.

4.	ADOPTION OF NEW ACCOUNTING STANDARDS

IFRS 9, Financial Instruments

As referenced in note 2 above, the Corporation adopted IFRS 9 on January 1, 2018. As permitted by IFRS 9, the Corporation elected to continue to apply the hedge accounting requirements of IAS 39 rather than the new requirements of IFRS 9 and will comply with the revised annual hedge accounting disclosures as required by the related amendments to IFRS 7. The impact of the Corporation’s transition to IFRS 9 is summarized below.

Classification of financial assets

As of January 1, 2018, management assessed which business models apply to the financial assets held by the Corporation and classified those financial assets into the appropriate IFRS 9 categories as follows:

Financial assets - January 1, 2018 In thousands of U.S. Dollars	Available-for-sale	FVTPL	FVOCI	Total financial assets
Opening balance - IAS 39	129,650	—	—	129,650
Reclassification of bonds from Available-for-sale to FVOCI	(115,343)	—	115,343	—
Reclassification of funds from Available-for-sale to FVTPL	(7,045)	7,045	—	—
Reclassification of equity in unquoted companies from Available-for-sale to FVTPL	(6,981)	6,981	—	—
Reclassification of equity in quoted companies from Available-for-sale to FVTPL	(281)	281	—	—
Opening balance - IFRS 9	—	14,307	115,343	129,650

Impairment of financial assets

The Corporation holds three types of financial assets subject to the new expected credit losses model applicable under IFRS 9 as follows: (i) Trade receivables carried at amortized cost; (ii) Debt instruments carried at FVOCI; and (iii) Other financial assets carried at amortized cost.

The Corporation was required to revise its impairment methodology upon adoption of IFRS 9 for each of these classes of financial assets. The impact of the change in impairment methodology on the opening carrying amounts of these financial assets and the opening balance of retained earnings is disclosed in the measurement of financial instruments table below.

The nature of the Corporation’s business does not generate significant receivables and its investments are considered low risk as it pursues an investment strategy that only permits highly liquid investments with reputable financial institutions.

Financial liabilities – debt modification

The Corporation was required to adjust the carrying amount of its existing long-term debt in respect of historic debt modifications upon adoption of IFRS 9. The adjustment required in respect of each of the historic debt modifications was calculated as the difference between the present value of the original contractual cash flows and the modified cash flows discounted at the original effective interest rate. This differs from the treatment under IAS 39, which required an adjustment to the prevailing effective interest rate on the loan rather than an adjustment to the carrying amount.

The impact of the change in treatment of historic debt modifications on the carrying amount of long-term debt and the opening balance of retained earnings is disclosed in the measurement of financial instruments table below.

Measurement of financial instruments

The table below illustrates the result of adoption of IFRS 9 as of January 1, 2018, and the measurement impact on the respective categories of financial instruments:

	Measurement Category		Carrying amount
In thousands of U.S. Dollars	Original (IAS 39)	New (IFRS 9)	Original (IAS 39)	New (IFRS 9)	Adjustment to opening retained earnings
Bonds	Available-for-sale	FVOCI	115,343	115,343	213
Funds	Available-for-sale	FVTPL	7,045	7,045	—
Equity in unquoted companies	Available-for-sale	FVTPL	6,981	8,767	(1,786)
Equity in quoted companies	Available-for-sale	FVTPL	281	281	—
Trade receivables	Loans and receivables	Amortized cost	112,227	111,435	792
Cash and restricted cash	Loans and receivables	Amortized cost	564,018	563,037	981
Long-term debt	Amortized cost	Amortized cost	(2,358,569)	(2,314,675)	(43,894)
			(1,552,674)	(1,508,767)	(43,694)

The Corporation has not designated any financial assets that meet the criteria for classification at amortized cost or FVOCI as FVTPL on initial recognition. Prior to the application of IFRS 9, the Corporation did not have a material impairment allowance recorded in respect of financial instruments. The adoption of IFRS 9 did not have a material impact on the impairment allowance recorded.

IFRS 15, Revenue from contracts with customers

As referenced in note 2 above, the Corporation adopted IFRS 15, Revenue from contracts with customers on January 1, 2018. The adoption of IFRS 15 did not have a material impact on the timing and amount of revenue recognized by the Corporation.

The Corporation amended the presentation and disclosure of total revenue as a result of the requirement under IFRS 15 to show revenue from contracts with customers separately from other sources of revenue. See note 6. Notwithstanding the presentation and disclosure requirement of IFRS 15 for total revenue, the Corporation presents disaggregated revenue disclosures within the segmental information note including details by segment, major line of operation and geographical region. See note 7.

5.	ACQUISITION OF SUBSIDIARIES

BetEasy

As previously announced on February 27, 2018, a subsidiary of the Corporation acquired a 62% controlling equity interest in BetEasy, which it increased to an 80% controlling equity interest on April 24, 2018 as described below. Pursuant to a shareholders agreement (the “Shareholders Agreement”), the Corporation is entitled to, among other things, appoint a majority of the directors on the board of directors of BetEasy. The Corporation therefore obtained control through acquiring the majority equity interest in combination with such rights. The non-controlling interest in BetEasy is measured at the proportionate share of net assets of the subsidiary. The Corporation believes the Australian Acquisitions provide the Corporation with a strong market position in Australia and creates an opportunity for cost synergies.

In connection with the 62% equity interest in BetEasy, the Corporation entered into a put option deed with an exercise price equal to the purchase price of the 62% equity interest in BetEasy, $117.7 million (AUD$150.0 million), plus interest. The put option was set to expire on the earlier of February 28, 2019 or the completion of BetEasy’s purchase of TSGA (the latter occurred on April 24, 2018 as described above). On expiration, the $0.6 million mark to market of this put option previously recognized was derecognized and recorded in general and administrative in the consolidated statements of (loss) earnings.

On April 24, 2018, the Corporation acquired a further 18% equity interest in BetEasy for a total consideration of $229.2 million, comprising cash of $48.2 million (AUD$63.2 million), newly issued Common Shares valued at $96.4 million, see note 24, and deferred contingent payment valued at $84.6 million (AUD$111.0 million) at acquisition, which is included in other long-term liabilities on the consolidated statements of financial position. See note 26 for details regarding the valuation of the deferred contingent payment. To finance the cash portion of the purchase price for the transaction, the Corporation obtained incremental financing as part of the April 2018 Amend and Extend. In addition, a shareholder loan was issued to certain non-controlling shareholders of BetEasy. See note 17. The acquisition of the additional equity interest in BetEasy had no impact on the fair values of the goodwill and intangible assets acquired on February 27, 2018; however, the excess of the total consideration compared to the carrying value of the 18% non-controlling interest was recognized directly in equity as acquisition reserve. See note 25.

Also on April 24, 2018, in connection with the Corporation’s acquisition of the additional 18% interest in BetEasy, the Corporation entered into a non-controlling interest put-call option in relation to the 20% interest in BetEasy held by its minority interest shareholders, with an exercise price based on certain future operating performance conditions of the acquired business. This was determined to be a non-controlling interest put-call option with a variable settlement amount that can be settled in either cash or shares or a combination of both, and because the put-call option does not clearly grant the Corporation with present access to returns associated with the remaining 20% ownership interest, the Corporation recognized this put-call option as a net liability derivative. As at each of the acquisition date and December 31, 2018, the Corporation determined that the fair value of this non-controlling interest derivative was $nil.

The provisional amounts recognized in respect of the identifiable assets acquired and liabilities assumed upon acquisition of BetEasy are set out in the table below:

In thousands of U.S. Dollars	As at February 27, 2018
Financial assets	29,062
Property and equipment	6,079
Identifiable intangible assets (note 11)	102,406
Financial liabilities	(59,327)
Deferred tax liability	(19,444)
Total identifiable assets	58,776
Non-controlling interest	(956)
Goodwill (note 11)	59,887
Total consideration	117,707

Satisfied by:
Cash	117,707
Less: Cash and cash equivalent balances acquired	(17,003)
Net cash outflow arising on acquisition	100,704

The fair value of the financial assets includes receivables with a fair value of $4.7 million and a gross contractual value of $7.8 million. The Corporation’s best estimate at the acquisition date of the contractual cash flows not to be collected is $3.1 million.

Included in the amounts recognized is a deferred tax liability of $19.4 million, comprised of a $26.1 million deferred tax liability related to acquired intangible assets as well as a deferred tax asset of $6.7 million wholly related to other temporary differences.

The main factors leading to the recognition of goodwill as a result of the acquisition are the value inherent in the acquired business that cannot be recognized as a separate asset under IFRS, including future incremental earnings potential resulting from further diversification of the Corporation’s business geographically and the expansion of its online betting product offerings. The goodwill is not deductible for tax purposes.

The Corporation has not completed its assessment or valuation of certain assets acquired and liabilities assumed in connection with the acquisition. Therefore, the information disclosed above for identifiable intangible assets, financial assets, financial liabilities and deferred tax liability is completed on a provisional basis and is subject to change based on further review of assumptions and if any new information is obtained about facts and circumstances that existed as of the acquisition date.

TSGA

On April 24, 2018, BetEasy acquired 100% of TSGA.

The provisional amounts recognized in respect of the identifiable assets acquired and liabilities assumed are set out in the table below:

In thousands of U.S. Dollars	As at April 24, 2018
Financial assets	41,142
Property and equipment	2,048
Identifiable intangible assets (note 11)	267,346
Financial liabilities	(71,024)
Deferred tax liability	(76,600)
Total identifiable assets	162,912
Goodwill (note 11)	78,290
Total consideration	241,202

Satisfied by:
Cash	241,202
Less: Cash and cash equivalent balances acquired	(32,352)
Net cash outflow arising on acquisition	208,850

The fair value of the financial assets includes receivables with a fair value of $16.7 million and a gross contractual value of $33.1 million. The Corporation’s best estimate at the acquisition date of the contractual cash flows not to be collected is $16.4 million.

Included in the amounts recognized is a deferred tax liability of $76.6 million, comprised of a $79.0 million deferred tax liability related to acquired intangible assets and a $0.4 million deferred tax liability related to other temporary differences as well as a deferred tax asset of $2.8 million wholly related to other temporary differences.

The main factors leading to the recognition of goodwill as a result of the acquisition are the value inherent in the acquired business that cannot be recognized as a separate asset under IFRS, including future incremental earnings potential resulting from further diversification of the Corporation’s business geographically and the expansion of its online betting product offerings. The goodwill is not deductible for tax purposes.

Acquisition-related costs directly related to the Australian Acquisitions were $11.5 million and were included within general and administrative expenses in the consolidated statements of (loss) earnings.

The Corporation has not completed its assessment or valuation of certain assets acquired and liabilities assumed in connection with the acquisition. Therefore, the information disclosed above for identifiable intangible assets, financial assets, financial liabilities and deferred tax liability is completed on a provisional basis and is subject to change based on further review of assumptions and if any new information is obtained about facts and circumstances that existed as of the acquisition date. During the quarter ended September 30, 2018, the Corporation made an adjustment totalling $31.7 million as a reduction to the amounts recognized as non-controlling interest in relation to the acquisition of TSGA with a corresponding reduction to goodwill.

During the third quarter, the Corporation substantially completed its migration and integration of TSGA into BetEasy. As a result, revenue and earnings cannot be attributed to the individual acquired entities for the period subsequent to the migration and integration. On a combined basis, BetEasy contributed $196.9 million of revenue and a loss of $16.7 million to the Corporation for the period between the respective dates of acquisition and December 31, 2018. BetEasy revenue has been reported in Betting revenue in the Australia segment. See note 7.

SBG

As previously announced, on July 10, 2018, the Corporation completed the SBG Acquisition, acquiring 100% of SBG. The Corporation believes that this acquisition improves the Corporation’s revenue diversity across its major lines of operations; increases the Corporation’s presence in locally regulated or taxed markets; develops sports betting as a second customer acquisition channel and creates an opportunity to cross-sell customers across multiple lines of operations; and enhances the Corporation’s products and technology.

The provisional amounts recognized in respect of the identifiable assets acquired and liabilities assumed are set out in the table below:

In thousands of U.S. Dollars	As at July 10, 2018
Financial assets	416,359
Property and equipment	18,086
Identifiable intangible assets (note 11)	3,043,953
Other financial liabilities	(394,177)
Derivatives	(5,031)
Shareholder loans	(663,407)
Long-term debt	(1,080,478)
Preferred shares	(10,879)
Other non-current liabilities	(1,453)
Deferred tax liability	(514,278)
Total identifiable assets	808,695
Goodwill (note 11)	2,431,100
Total consideration	3,239,795

Satisfied by:
Non-cash consideration:
Common Shares Issued	1,381,044

Cash consideration:
Cash	1,858,751
Less: Cash and cash equivalent balances acquired	(304,053)
Net cash outflow arising on acquisition	1,554,698
Total consideration, net of cash acquired	2,935,742

The fair value of the financial assets includes receivables with a fair value of $2.9 million and a gross contractual value of $3.0 million. The Corporation’s best estimate at the acquisition date of the contractual cash flows not to be collected is $0.1 million.

Financial liabilities include assumed liabilities for long-term debt and shareholder loans payable of $1.08 billion and $663.4 million, respectively, SBG preferred shares of $10.9 million. Included in derivatives are cross-currency swap and interest rate swap instruments with an aggregate fair value of $(5.0) million. The Corporation redeemed the preferred shares and repaid the long-term debt and shareholder loans payable immediately upon closing of the SBG Acquisition. Subsequently during the quarter, the applicable cross-currency and interest rate swaps were settled for a net cash payment of $1.0 million.

Included in the amounts recognized is a deferred tax liability of $514.3 million, comprised of $515.7 million deferred tax liability related to acquired intangible assets and deferred tax assets of $1.0 million related to plant and equipment and $0.4 million related to other temporary differences.

As at July 10, 2018, SBG had future financial commitments for marketing, technology and IT contracts of $110.2 million.

The main factors leading to the recognition of goodwill as a result of the acquisition are the value inherent in the acquired business that cannot be recognized as a separate asset under IFRS, including future incremental earnings potential resulting from further diversification of the Corporation’s business geographically, expansion of its online betting, primarily sports betting, gaming and other product offerings, the ability to cross-sell across these product offerings, and the ability to achieve cost synergies across the Corporation. The goodwill is not deductible for tax purposes.

Acquisition-related costs directly related to the SBG Acquisition were $42.8 million and were included within general and administrative expenses on the consolidated statements of (loss) earnings.

SBG contributed $394.1 million of revenue and a loss of $121.9 million to the Corporation for the period between the date of acquisition and December 31, 2018. SBG revenue has been reported as part of the United Kingdom segment across all revenue categories in the segmental reporting. See note 7.

The Corporation has not completed its assessment or valuation of certain assets acquired and liabilities assumed in connection with the acquisition. Therefore, the information disclosed above for identifiable intangible assets, financial assets, financial liabilities and deferred tax liability is completed on a provisional basis and is subject to change based on further review of assumptions and if any new information is obtained about facts and circumstances that existed as of the acquisition date.

Other

During the year ended December 31, 2018, a subsidiary of the Corporation also acquired 100% of the equity interests in two subsidiaries, Publipoker S.R.L. and Keiem Ltd, for a total consideration, net of cash acquired, of $2.6 million, satisfied by cash consideration of $1.0 million and deferred consideration of $1.6 million. The balance outstanding on the deferred consideration as at December 31, 2018 is $0.3 million.

If the above noted acquisitions had been completed on the first day of the financial year, the Corporation’s revenue for the year ended December 31, 2018 would have been $2.6 billion and net loss for the year ended December 31, 2018 would have been $188.0 million.

The following tables shows acquired intangibles by asset class:

In thousands of U.S. Dollars	Software Technology Acquired through Business Combinations	Other Intangibles	Customer Relationships	Brands	Brands (licensed)	Total
BetEasy	34,684	10,908	56,814	—	—	102,406
TSGA	1,432	22,094	243,820	—	—	267,346
SBG	264,709	13,666	2,233,235	22,447	509,896	3,043,953
Total	300,825	46,668	2,533,869	22,447	509,896	3,413,705

6.	REVENUE

	Year Ended December 31,
In thousands of U.S. Dollars	2018	2017
Poker revenue	892,557	877,296
Gaming revenue	585,846	334,781
Betting revenue	491,139	49,231
Other revenue from customers	56,419	34,155
Other sources of revenue	3,277	16,852
Total revenue	2,029,238	1,312,315

Revenue from contracts with customers have not been further disaggregated as the nature of the revenue streams, contract duration and timing of transfer of services are all largely homogenous. For further information regarding revenue, including segment revenue by major line of operations and geographic region. See note 7.

As at December 31, 2018, there are no significant contract assets or liabilities and no significant unsatisfied performance obligations. In addition, there are no significant capitalized costs to obtain a contract.

7.	SEGMENTAL INFORMATION

As a result of its previously announced Australian Acquisitions and SBG Acquisition, the Corporation revised the composition of its reporting segments and the manner in which it has reported its operating results beginning with the unaudited interim condensed consolidated financial statements for the second quarter of 2018. The Corporation believes that the new presentation better reflects its current and expected management and operational structure. Earlier periods have been presented in a manner consistent with the revised segmentation. The segmentation reflects the way the CODM evaluates performance of, and allocates resources within, the business.

The CODM considers the Corporation’s business from both a geographic and product offering or lines of operation perspective. Giving effect to the reporting segment changes, for the years ended December 31, 2018 and 2017, the Corporation had three reportable segments: International, United Kingdom and Australia, as well as a Corporate cost center. Revenue within these operating segments is further divided into the Poker, Gaming, Betting and Other lines of operation, as applicable. The CODM receives geographic and lines of operation revenue information throughout the year for the purpose of assessing their respective performance. Certain costs are included in Corporate. “Corporate” in itself is not a reporting segment, but it comprises costs which are not directly allocable to any of the operating segments or relate to a corporate function (tax and treasury).

Further, each reporting segment incurs certain costs, which are not segregated among major lines of operations within each reporting segment as they share the same office infrastructure, the same workforce and the same administrative resources. The Corporation cannot develop or produce reports that provide the true costs by major lines of operations within each reporting segment without unreasonable effort or expense.

The primary measure used by the CODM for the purpose of decision making and/or evaluation of a segment is Adjusted EBITDA. The Corporation defines Adjusted EBITDA as net earnings before financial expenses, income taxes expense (recovery), depreciation and amortization, stock-based compensation, restructuring, net earnings (loss) on associate and certain other items as set out in the reconciliation table below.

However, the CODM also uses other key measures as inputs, including, without limitation, revenue and capital expenditures, to supplement the decision-making process.

Segmental net earnings for the year ended December 31, 2018:

	Year Ended December 31, 2018
In thousands of U.S. Dollars	International	United Kingdom	Australia	Corporate	Intercompany eliminations **	Consolidated
Revenue	1,440,177	394,131	196,930	—	(2,000)	2,029,238
Poker	886,628	5,929	—	—	—	892,557
Gaming	428,364	157,482	—	—	—	585,846
Betting	79,117	215,921	196,101	—	—	491,139
Other	46,068	14,799	829	—	(2,000)	59,696

Adjusted EBITDA (*)	700,887	99,960	21,072	(40,970)	—	780,949

Net financing charges	—	—	—	363,884	—	363,884

Depreciation and amortization	144,304	108,879	29,476	147	—	282,806

Capital expenditures	81,189	18,971	12,386	1,182	—	113,728

Segmental net earnings for the year ended December 31, 2017:

	Year Ended December 31, 2017
In thousands of U.S. Dollars	International	United Kingdom	Australia	Corporate	Intercompany eliminations	Consolidated
Revenue	1,312,315	—	—	—	—	1,312,315
Poker	877,296	—	—	—	—	877,296
Gaming	334,781	—	—	—	—	334,781
Betting	49,231	—	—	—	—	49,231
Other	51,007	—	—	—	—	51,007

Adjusted EBITDA (*)	636,404	—	—	(36,098)	—	600,306

Net financing charges	—	—	—	158,332	—	158,332

Depreciation and amortization	147,027	—	—	159	—	147,186

Capital expenditures	35,939	—	—	163	—	36,102

* Adjusted EBITDA is used internally by the CODM when analyzing underlying segment performance.

** The Corporation has excluded from its consolidated results $2.0 million of Other revenue included in the International segment related to certain non-gaming related transactions with the United Kingdom segment. A corresponding exclusion in the consolidated results is recorded to sales and marketing expense in the United Kingdom segment.

A reconciliation of Adjusted EBITDA to Net earnings (loss) is as follows:

	Year Ended December 31,
In thousands of U.S. Dollars	2018	2017
Consolidated
Adjusted EBITDA	780,949	600,306
Add (deduct) the impact of the following:
Acquisition-related costs and deal contingent forwards	(115,569)	—
Stock-based compensation	(12,806)	(10,622)
(Loss) gain from investments and associates	(1,667)	33,598
(Impairment) reversal of intangibles assets and assets held for sale	(6,223)	6,799
Other costs	(108,956)	(35,501)
Total adjusting items	(245,221)	(5,726)
Depreciation and amortization	(282,806)	(147,186)
Operating income	252,922	447,394
Net financing charges	(363,884)	(158,332)
Net earnings (loss) from associates	1,068	(2,569)
(Loss) earnings before income taxes	(109,894)	286,493
Income tax recovery (expense)	988	(27,208)
Net (loss) earnings	(108,906)	259,285

The distribution of the Corporation’s assets by reporting segment is as follows:

	International	United Kingdom	Australia	Corporate	Total
Total assets as at December 31, 2018	5,248,115	5,430,110	510,805	76,508	11,265,538

Total assets as at December 31, 2017	5,398,392	—	—	16,734	5,415,126

The distribution of some of the Corporation’s non-current assets (goodwill, intangible assets and property and equipment) by geographic region is as follows:

	As at December 31,
In thousands of U.S. Dollars	2018	2017
Geographic Area
Canada	66,830	53,394
Isle of Man	4,346,599	4,446,503
Italy	30	35
United Kingdom	5,191,994	6,511
Australia	456,422	—
Other licensed or approved jurisdictions	31,973	15,744
	10,093,848	4,522,187

The Corporation also evaluates revenue performance by geographic region based on the primary jurisdiction where the Corporation is licensed or approved to offer, or offers through third party licenses or approvals, its products and services. The following tables set out the proportion of revenue attributable to each gaming license or approval (as opposed to the jurisdiction where the customer was located) that either generated a minimum of 5% of total consolidated revenue for the year ended December 31, 2018 or 2017, or that the Corporation otherwise deems relevant based on its historical reporting of the same or otherwise:

	Year Ended December 31, 2018
In thousands of U.S. Dollars	International	United Kingdom	Australia	Intercompany eliminations *	Total
Geographic Area
Isle of Man	377,702	—	—	(2,000)	375,702
Malta	497,126	—	—	—	497,126
Italy	156,946	1,144	—	—	158,090
United Kingdom	73,969	388,421	—	—	462,390
Spain	121,776	86	—	—	121,862
Australia	—	190	196,930	—	197,120
Other licensed or approved jurisdictions	212,658	4,290	—	—	216,948
	1,440,177	394,131	196,930	(2,000)	2,029,238

	Year Ended December 31, 2017
In thousands of U.S. Dollars	International	United Kingdom	Australia	Intercompany eliminations *	Total
Geographic Area
Isle of Man	378,714	—	—	—	378,714
Malta	434,845	—	—	—	434,845
Italy	134,965	—	—	—	134,965
United Kingdom	71,553	—	—	—	71,553
Spain	83,423	—	—	—	83,423
France	61,132	—	—	—	61,132
Other licensed or approved jurisdictions	147,683	—	—	—	147,683
	1,312,315	—	—	—	1,312,315

* The Corporation has excluded from its consolidated results $2.0 million of Isle of Man revenue included in the International segment related to certain non-gaming related transactions with the United Kingdom segment. A corresponding exclusion in the consolidated results is recorded to sales and marketing expense in the United Kingdom segment.

8.	EXPENSES CLASSIFIED BY NATURE

	Year Ended December 31,
In thousands of U.S. Dollars	2018	2017
Cost of revenue (excluding depreciation and amortization)
Direct selling costs	99,642	38,421
Gaming duty, levies and fees	268,857	137,953
Processor and other operating costs	90,665	71,123
	459,164	247,497
General and administrative
Salaries and wages	285,234	179,929
Legal and professional fees	84,288	69,499
Impairment (reversal of impairment) of property and equipment, intangible assets and assets held for sale (note 11)	6,156	(6,799)
Loss (gain) on disposal of investments and other assets	1,992	(32,999)
Acquisition-related costs	54,209	—
Acquisition of market access rights in connection with Eldorado	20,661	—
Foreign exchange (gain) loss	68,406	2,838
IT and software costs	74,334	20,599
Other operational costs	106,108	57,633
Depreciation and amortization	282,806	147,186
	984,194	437,886
Net financing charges
Interest on long-term debt	186,720	109,624
Re-measurement of deferred contingent payment [1]	(342)	—
Re-measurement of Embedded Derivatives [2]	6,100	—
Ineffectiveness on cash flow hedges	(14,909)	—
Accretion expense	42,431	40,793
Loss on debt extinguishment	146,950	—
Interest income	(3,066)	1,056
Interest on deferred purchase price	—	6,859
	363,884	158,332

1 See notes 5 and 26 for details regarding the recognition and measurement of the deferred contingent payment.

2 See notes 17, 19 and 26 for details regarding the recognition and measurement of the Embedded Derivative (as defined below).

During the year ended December 31, 2017, the Corporation received $5.8 million in indemnification proceeds from the sellers of Stars Interactive Group for gaming duty, professional fees and taxes owed for periods prior to the Stars Interactive Group Acquisition. The amounts received from the sellers were classified as gaming duty, professional fees and income taxes. In addition, the Corporation received a refund of $2.9 million in taxes and penalties from the Belgian tax authorities, and insurance indemnification proceeds of $2.9 million in respect of Autorité des marchés financiers (AMF) and other investigation professional fees. During the year ended December 31, 2018, the Corporation received an additional $8.0 million in insurance indemnification proceeds in respect of AMF and other investigation professional fees. The amount received from the Belgian tax authorities was classified as income taxes and the insurance indemnification was classified as professional fees.

The Corporation participates in defined contribution retirement plans for all qualifying employees, as applicable, across its segments. The assets of the plans are held separate from those of the Corporation in funds under the control of the Corporation’s pension providers. The obligations of the Corporation are limited to make the specified contributions in accordance with the plans. Included within salaries and wages is $9.2 million recorded in respect of these plans.

9.	INCOME TAXES

Details of income tax expense were as follows:

	Year Ended December 31,
In thousands of U.S. Dollars	2018	2017
Current income tax expense	19,813	9,391
Current income tax expense (recovery) - provision true up	(2,155)	21,923
Deferred income tax recovery relating to the origination and reversal of temporary differences	(17,971)	(3,568)
Deferred income tax (recovery) expense - provision true up	(675)	(538)
Income tax (recovery) expense	(988)	27,208

The Corporation’s applicable Canadian statutory tax rate is equal to the Federal and Provincial combined tax rate for the period applicable in the jurisdiction within Canada where the Corporation’s head office is registered (i.e., Ontario where the provincial tax rate is 11.5%, and Quebec, where the provincial tax rate is 11.7%) which resulted in a decrease of 0.2% in the statutory tax rate in 2018 compared to the prior year. The Corporations primary operations were previously in the Isle of Man and Malta and subsequent to the Australian Acquisitions and SBG Acquisition, are now also in Australia and the United Kingdom. Income taxes reported differ from the amount computed by applying the Canadian statutory rates to earnings before income taxes primarily due to differences in statutory rates across the countries where the Corporation operates and where the Corporation is incorporated, among other factors. The reconciliation is as follows:

	Year Ended December 31,
In thousands of U.S. Dollars	2018	2017
Net (loss) earnings before income taxes	(109,894)	286,493
Canadian statutory tax rate	26.5%	26.7%
Income taxes at Canadian statutory tax rate	(29,122)	76,494
Non-taxable income	(9,030)	(143)
Non-deductible expenses	34,815	3,590
Differences in effective income tax rates in foreign jurisdictions	(97,919)	(117,153)
Deferred tax assets not recognized	103,098	43,035
Provision true up	(2,830)	21,385
Income tax (recovery) expense	(988)	27,208

The Corporation’s effective income tax rate for the year ended December 31, 2018, was 0.9% (December 31, 2017 – 9.5%) The income tax recovery for the year ended December 31, 2018 includes $27.3 million (December 31, 2017 – nil) in relation to the income tax recovery on the amortization expense of acquired intangible assets from the Australian Acquisitions and the SBG Acquisition.

The Corporation’s income taxes for the current year ended December 31, 2018 were impacted by the tax recovery on amortization of intangible assets and the geographic diversity of its taxable earnings. The Corporation expects that this will continue in future periods following the Australia Acquisitions and the SBG Acquisition, which have operations primarily in Australia and the United Kingdom, respectively, where statutory corporate income tax rates are higher than the corporate income tax rates in the Isle of Man and Malta, where the Corporation primarily operated from prior to these acquisitions.

During the year ended December 31, 2017, the Corporation received notification of a proposed tax assessment from the Canadian tax authorities relating to transfer pricing. The proposed assessment covered periods prior to the Stars Interactive Group Acquisition covering the 2003 to 2007 tax years. For the year ended December 31, 2017 the Corporation recorded a tax provision based on the proposed assessments for both Federal and Provincial tax of $26.5 million including interest. During the year ended December 31, 2018 the Corporation received the Federal and Provincial tax assessments and submitted an objection to the relevant authorities regarding the same. The Corporation intends to vigorously defend its position against the assessments. During the year ended December 31, 2018 the provision was reduced to $24.2 million as a result of adjustments for interest, foreign exchange movements and a pre-payment made in relation to the provincial assessment.

Deferred Tax

Recognized deferred tax assets and liabilities

Significant components of the Corporation’s deferred income tax asset balance at December 31, 2018 and 2017 are as follows:

In thousands of U.S. Dollars	Property & Equipment	Intangibles	Tax Losses	Other	Total *
At January 1, 2017	25	—	139	976	1,140
Credited to net earnings	131	—	170	3,378	3,679
Credited to other comprehensive income	—	—	—	146	146
Credited directly to equity - share-based payment transactions	—	—	—	359	359
Foreign exchange on translation	—	—	(1)	(13)	(14)
At December 31, 2017	156	—	308	4,846	5,310
Reclassifications	(8)	—	(134)	(362)	(504)
At January 1, 2018	148	—	174	4,484	4,806
Credited (charged) to net earnings	41	—	1,051	(1,008)	84
Credited to other comprehensive income	—	—	—	53	53
Charged directly to equity - share-based payment transactions	—	—	—	(359)	(359)
Acquisition of subsidiary	1,016	—	—	9,921	10,937
Foreign exchange on translation	(61)	—	(34)	(1,177)	(1,272)
At December 31, 2018	1,144	—	1,191	11,914	14,249

Significant components of the Corporation’s deferred income tax liability balance at December 31, 2018 and 2017 are as follows:

In thousands of U.S. Dollars	Property & Equipment	Intangibles	Tax Losses	Other	Total *
At January 1, 2017	—	(17,300)	—	—	(17,300)
Credited to net earnings	—	426	—	—	426
Credited to other comprehensive income	—	14	—	—	14
Acquisition of subsidiary	—	(72)	—	—	(72)
Foreign exchange on translation	—	253	—	—	253
At December 31, 2017	—	(16,679)	—	—	(16,679)
Reclassifications	(45)	549	—	—	504
At January 1, 2018	(45)	(16,130)	—	—	(16,175)
(Charged) credited to net earnings	(82)	15,525	—	(513)	14,930
Acquisition of subsidiary	—	(620,796)	—	(465)	(621,261)
Foreign exchange on translation	6	29,278	—	51	29,335
At December 31, 2018	(121)	(592,123)	—	(927)	(593,171)

* Deferred taxes by category above are presented on a gross basis. The statements of financial position present deferred taxes net for amounts included within the same jurisdiction.

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the items shown below. The amounts shown are the gross temporary differences and to calculate the potential deferred asset it is necessary to multiply the amounts by the tax rates in each case.

	As at December 31,
In thousands of U.S. Dollars	2018	2017
Tax losses	1,619,702	1,293,846
Other temporary differences	82,814	19,567
Total deferred tax asset unrecognized	1,702,516	1,313,413

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profits will be available in these jurisdictions against which the Corporation can utilize the benefit from them.

Included in tax losses not recognized as at December 31, 2018 are Canadian non-capital tax losses of $129.2 million (December 31, 2017 - $100.2 million) that may be applied against earnings for up to 20 years from the end of the year the losses were generated and the first year of expiry is 2034 for $13.9 million of the carried forward tax losses. Tax losses also include foreign subsidiary non-capital losses of $1.49 billion (December 31, 2017 - $1.19 billion) that may be applied against future years. The majority of these losses of $1.44 billion (December 31, 2017 - $1.17 billion) can be carried forward for up to 9 years from the end of the year the tax losses were generated and the first year of expiry is 2023 for $401.5 million of the carried forward tax losses.

As a result of exemptions from taxation (corporate tax and withholding tax) applicable to dividends from subsidiaries, there are no significant taxable temporary differences associated with investments in subsidiaries, branches, associates and interests in joint arrangements and no material deferred tax liability arises on unremitted earnings totaling $1.87 billion (December 31, 2017 - $1.13 billion).

10.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per Common Share for the following periods:

	Year Ended December 31,
	2018	2017
Numerator
Numerator for basic and diluted earnings per Common Share - net earnings (loss) attributable to shareholders of The Stars Group Inc.	$(102,452,000)	$259,231,000
Denominator
Denominator for basic earnings per Common Share – weighted average number of Common Shares	208,269,905	146,818,764
Effect of dilutive securities
Stock options	1,371,177	558,996
Performance share units	246,813	18,748
Deferred share units	7,593	—
Restricted share units	72,673	17,076
Warrants	569,304	717,792
Convertible Preferred Shares	32,231,301	55,576,213
Effect of dilutive securities *	34,498,861	56,888,825
Dilutive potential for diluted earnings per Common Share	208,269,905	203,707,589
Basic earnings (loss) per Common Share	$(0.49)	$1.77
Diluted earnings (loss) per Common Share	$(0.49)	$1.27

* The effect of dilutive securities for instruments that resulted in the issuance of Common Shares during the years ended December 31, 2018 and 2017 is included for the period during the applicable year prior to the issuance of the related Common Shares.

11.	GOODWILL AND INTANGIBLE ASSETS

For the year ended December 31, 2018:

In thousands of U.S. Dollars	Software Technology Acquired through Business Combinations	Customer Relationships	Brands	Brands (licensed)	Deferred Development Costs	Other Intangibles	Goodwill	Total
Cost
Balance – January 1, 2018	117,492	1,423,719	485,253	—	71,819	18,712	2,810,681	4,927,676
Additions	6,808	—	—	—	51,574	21,394	—	79,776
Additions through business combination	300,825	2,533,869	22,447	509,896	—	46,668	2,571,350	5,985,055
Disposals	(2,336)	—	—	—	—	(550)	(4,944)	(7,830)
Translation	(16,150)	(110,218)	(1,028)	(23,345)	(607)	(3,830)	(109,781)	(264,959)
Balance – December 31, 2018	406,639	3,847,370	506,672	486,551	122,786	82,394	5,267,306	10,719,718

Accumulated amortization and impairments
Balance – January 1, 2018	91,072	324,292	—	—	20,107	9,384	5,471	450,326
Amortization	53,159	172,241	—	14,346	14,656	11,769	—	266,171
Disposals	(2,171)	—	—	—	—	(550)	(4,944)	(7,665)
Impairment	—	—	—	—	4,178	396	799	5,373
Translation	(911)	(1,836)	—	(269)	(12)	(138)	—	(3,166)
Balance – December 31, 2018	141,149	494,697	—	14,077	38,929	20,861	1,326	711,039

Net carrying amount
At January 1, 2018	26,420	1,099,427	485,253	—	51,712	9,328	2,805,210	4,477,350
At December 31, 2018	265,490	3,352,673	506,672	472,474	83,857	61,533	5,265,980	10,008,679

For the year ended December 31, 2017:

In thousands of U.S. Dollars	Software Technology Acquired through Business Combinations	Customer Relationships	Brands	Deferred Development Costs	Other Intangibles	Goodwill	Total
Cost
Balance – January 1, 2017	116,079	1,423,719	485,253	48,808	15,673	2,810,681	4,900,213
Additions	—	—	—	23,212	1,893	—	25,105
Additions through business combination	1,413	—	—	—	—	—	1,413
Reclassification	—	—	—	(201)	—	—	(201)
Translation	—	—	—	—	1,146	—	1,146
Balance – December 31, 2017	117,492	1,423,719	485,253	71,819	18,712	2,810,681	4,927,676

Accumulated amortization and impairments
Balance – January 1, 2017	61,163	229,377	—	9,832	5,798	5,471	311,641
Amortization	29,909	94,915	—	10,275	3,162	—	138,261
Translation	—	—	—	—	424	—	424
Balance – December 31, 2017	91,072	324,292	—	20,107	9,384	5,471	450,326

Net carrying amount
At January 1, 2017	54,916	1,194,342	485,253	38,976	9,875	2,805,210	4,588,572
At December 31, 2017	26,420	1,099,427	485,253	51,712	9,328	2,805,210	4,477,350

Impairment Testing

During the year ended December 31, 2018 the Corporation recognized impairment losses (classified in general and administrative expenses) of $4.8 million for deferred development costs and other intangibles, related to discontinued development and other projects within the International and United Kingdom segments and $0.8 million for Goodwill in certain of the Corporation’s subsidiaries within the International segment (December 31, 2017 - $nil).

The Corporation performed an annual impairment test for its operations in connection with the preparation of its consolidated financial statements for the year ended December 31, 2018. Goodwill is monitored at the operating segment and this is consistent with the lowest level of CGU except as noted below.

	As at December 31, 2018		As at December 31, 2017
In thousands of U.S. Dollars	Goodwill	Brand (Indefinite)	Goodwill	Brand (Indefinite)
International	2,806,485	485,253	2,805,210	485,253
United Kingdom *	2,333,476	21,419	—	—
Australia	126,019	—	—	—
Total	5,265,980	506,672	2,805,210	485,253

* The United Kingdom segment includes a non-significant CGU which includes the indefinite lived brand as noted in the table above. The Corporation has not identified any impairment in relation to the indefinite lived brand.

The recoverable amount of each CGU tested for impairment is determined from value in use calculations which are categorized as Level 3 fair value measures and use discounted cash flow projections. The key assumptions for the value in use calculations are the future cash flow and growth projections (including estimates of future capital expenditures), discount rates, and perpetual growth rates. Management estimates discount rates using post-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU, including economic risk assumptions and estimates of the likelihood of achieving forecasted cash flow results. The pre tax discount rate is then inferred by recalculation. The Corporation considers a range of reasonably possible amounts to use for key assumptions and applies amounts that represent management’s best estimate of future outcomes.

The Corporation prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next five years.

•	For the International segment, the sixth year (2024) cash flow assumes a revenue growth rate of 7.8% before a steady growth rate of 3.0% is applied to the perpetual net cash flows.
•	For the UK segment, the sixth year (2024) cash flow assumes a revenue growth rate of 4.0% before a steady growth rate of 3.0% is applied to the perpetual net cash flows;
•

For the Australian segment, the year five cash flow is steadily reduced across 2024 to 2028 from a revenue growth rate of 7.9% in 2024 to a perpetual growth rate of 2.0% applied to net cash flows from 2028 onwards to take into account known changes in the segment’s customer base; and

The cash flows are discounted based on the discount rates as presented below. The estimated perpetual growth rates are based on independent country specific market reports for online gaming growth projections.

The following table shows key assumptions used in the value in use calculations:

	Assumptions used in value in use calculation
	International	United Kingdom	Australia
Discount Rate (pre-tax)	11.2%	9.3%	14.1%
Discount Rate (after-tax)	11.0%	8.2%	10.5%
Perpetual Growth Rate	3.0%	3.0%	2.0%
Revenue Growth Rate	6.6% - 11.5%	4.0% - 13.4%	3.9% - 11.5%
Adjusted EBITDA Margin as % of Revenue	38.9% - 43.0%	26.9% - 30.5%	16.5% - 19.4%
CAPEX as % of Revenue	4.5%	4.5%	4.4% - 5.4%

Based on the impairment test performed, the recoverable amount of the CGUs were in excess of their carrying amount and accordingly, there is no impairment of the carrying value of the goodwill (except as noted above in respect of in certain of the Corporation’s subsidiaries).

The Corporation believes that a reasonable change to the key assumptions applied to International would not cause its carrying value to exceed its recoverable amounts. With respect to the United Kingdom and Australia, the recoverable amount exceeds the carrying amount by $111 million and $152 million, respectively. The impairment assessment is highly sensitive to reasonably possible changes in a number of key assumptions in the value in use calculation. The following table shows the changes to key assumptions used in the impairment review that would be required for the carrying amount to equal the recoverable amount:

	Change required for carrying value to equal recoverable amount
	United Kingdom	Australia
	pps	pps
Discount Rate (pre-tax)	0.1	4.7
Discount Rate (after-tax)	0.1	3.3
Perpetual Growth Rate	(0.2)	(8.9)
Revenue Growth Rate across the five year forecast	(0.6)	(5.4)
Adjusted EBITDA Margin as % of Revenue across the five year forecast	(0.6)	(4.0)
CAPEX as % of Revenue	0.7	3.5

A combination of reasonably possible changes in assumptions as set out in the table above could result in impairment in either or both of the United Kingdom and Australia.

12.	PROPERTY AND EQUIPMENT

For the year ended December 31, 2018:

In thousands of U.S. Dollars	Furniture and Fixtures	Computer Equipment	Building	Total
Cost
Balance – January 1, 2018	12,497	26,155	23,928	62,580
Additions	11,283	22,669	—	33,952
Additions through business combinations	24,582	1,642	—	26,224
Disposals	(338)	(26)	—	(364)
Impairment	(1,521)	—	—	(1,521)
Translation	(870)	(634)	(1,991)	(3,495)
Balance – December 31, 2018	45,633	49,806	21,937	117,376

Accumulated depreciation
Balance – January 1, 2018	5,324	9,402	3,017	17,743
Depreciation	7,682	7,960	991	16,633
Disposals	(57)	(12)	—	(69)
Impairment	(954)	—	—	(954)
Translation	(528)	(246)	(372)	(1,146)
Balance – December 31, 2018	11,467	17,104	3,636	32,207

Net carrying amount
Balance – January 1, 2018	7,173	16,753	20,911	44,837
At December 31, 2018	34,166	32,702	18,301	85,169

For the year ended December 31, 2017:

In thousands of U.S. Dollars	Revenue- Producing Assets	Furniture and Fixtures	Computer Equipment	Building	Total
Cost
Balance – January 1, 2017	84	9,356	18,627	21,605	49,672
Additions	—	2,724	8,273	—	10,997
Disposals	(84)	(571)	(1,251)	—	(1,906)
Translation	—	988	506	2,323	3,817
Balance – December 31, 2017	—	12,497	26,155	23,928	62,580

Accumulated depreciation
Balance – January 1, 2017	24	2,017	5,239	1,592	8,872
Depreciation	—	3,198	4,764	963	8,925
Disposals	(24)	(301)	(860)	—	(1,185)
Translation	—	410	259	462	1,131
Balance – December 31, 2017	—	5,324	9,402	3,017	17,743

Net carrying amount
At January 1, 2017	60	7,339	13,388	20,013	40,800
At December 31 2017	—	7,173	16,753	20,911	44,837

13.	INVESTMENTS

The Corporation held the following investments:

	As at December 31,
	2018	2017
In thousands of U.S. Dollars	Carrying value & fair value	Carrying value & fair value
Bonds – Available-for-sale	—	115,343
Funds – Available-for-sale	—	7,045
Equity in quoted companies – Available-for-sale	—	280
Equity in unquoted companies – Available-for-Sale	—	6,981
Bonds – FVOCI	103,153	—
Equity in unquoted companies – FVTPL (note 16)	6,773	—
Total investments	109,926	129,649
Current portion	103,153	122,668
Non-current portion	6,773	6,981

Investments relate primarily to customer deposits held in accounts segregated from investments held for operational purposes. Investments held in relation to customer deposits are liquid investments and are classified as current assets consistent with the current classification of customer deposits to which the investments relate. Management’s investment strategy for the portfolio results in many of the bonds being held to maturity. As of December 31, 2018, Customer deposits were covered by $103.2 million in investments and $328.2 million in cash.

There were no impairments recognized on investments during the year ended December 31, 2018 (December 31, 2017: $nil). See note 29 for details on credit risk.

During the year ended December 31, 2017, the Corporation completed the disposition of all its securities of NYX Gaming Group Limited (“NYX Gaming Group”) for net cash proceeds of $27.9 million resulting in a gain of $14.0 million. During the year ended December 31, 2017, the Corporation also completed the sale of its ordinary shares in Jackpotjoy plc (LSE: JPJ) for net cash proceeds of $59.8 million resulting in a gain of $15.0 million. These gains were recorded within loss (gain) on disposal of investments and other assets included in general and administrative expenses

The Corporation’s investments held by maturity date are as follows:

	1 year or less $000’s	1 to 5 years $000’s	Greater than 5 years $000’s
Bonds	41,664	61,489	—
Total	41,664	61,489	—

For the year ended December 31, 2018, the Corporation recognized gains (losses) from investments as follows:

	Bonds $000’s	Equity in private companies $000’s	Total $000’s
Investment income earned	2,592	—	2,592
Realized (losses) gains	(311)	—	(311)
Unrealized (losses) gains	(339)	—	(339)
Re-measurement of financial assets at FVTPL	—	(1,897)	(1,897)
Total	1,942	(1,897)	45

Investment income from bonds includes interest income and premium and discount amortization. There was neither investment income nor gains or losses in the year ended December 31, 2018 for available for sale funds or equity in quoted companies.

Subsidiaries

As at December 31, 2018, the Corporation had the following significant subsidiaries:

Name of principal subsidiary	Country of incorporation	Principal business	Percentage of ownership
Stars Group Holdings B.V.	Netherlands	Intermediate holding company and investment vehicle	100%
Stars Group Holdings Cooperatieve U.A	Netherlands	Intermediate holding company	100%
Stars Interactive Holdings (IOM) Limited	Isle of Man	Intermediate holding company	100%
Worldwide Independent Trust Limited	Isle of Man	Treasury	100%
Rational Entertainment Enterprises Limited	Isle of Man	Gaming services	100%
Naris Limited	Isle of Man	Treasury	100%
Stars Interactive Limited	Isle of Man	Intermediate holding company	100%
RG Cash Plus Limited	Isle of Man	Treasury	100%
Rational Gaming Europe Limited	Malta	Various	100%
REEL Spain Plc	Malta	Gaming services	100%
Hestview Limited	England and Wales	Gaming services	100%
Bonne Terre Limited	Alderney	Gaming services	100%
BetEasy Pty Limited	Australia	Gaming services	80%

14.	ACCOUNTS RECEIVABLE

The Corporation’s accounts receivable balances at December 31, 2018 and December 31, 2017 consist of the following;

	As at December 31,
In thousands of U.S. Dollars	2018	2017
Balances held with processors	92,971	75,147
Balances due from live events	13,983	10,260
VAT receivable	11,029	6,684
Other receivables	18,364	8,318
Total accounts receivable balance	136,347	100,409
Long-term VAT receivable	14,906	11,818
Total non-current receivable balance	14,906	11,818

15.	CASH AND CASH EQUIVALENTS, RESTRICTED CASH ADVANCES AND COLLATERAL

Cash and cash equivalents

Cash and cash equivalents – operational includes an amount of $40.1 million (2017 - $24.7 million) held by a subsidiary of the Corporation that is subject to exchange controls in the country of operation. This balance is not available for general use by the Corporation or any of its other subsidiaries.

Restricted cash advances and collateral

Restricted cash held by the Corporation consists of the following components:

	As at December 31,
In thousands of U.S. Dollars	2018	2017
Guarantees in connection with licenses held	4,312	4,333
Funds in connection with hedging contracts	2,836	5,113
Segregated funds in respect of payment processors	2,030	2,749
Guarantee in connection with acquisition of a subsidiary	1,146	1,201
Cash portion of Kentucky Bond Collateral *	5,000	40,000
Funds held in term deposits	5,837	—
Other	288	300
Restricted cash advances and collateral – total	21,449	53,696
Restricted cash advances and collateral – current portion	10,819	7,862
Restricted cash advances and collateral – non-current portion	10,630	45,834

* As at December 31, 2018, $5 million of restricted cash was collateralized as part of the Kentucky Bond Collateral (as defined in note 28 below). The Kentucky Bond Collateral will be held until a court order is issued authorizing the release of the bonds.

16.	PREPAID EXPENSES AND OTHER ASSETS

		As at December 31,
In thousands of U.S. Dollars	Note	2018	2017
Prepaid royalties		987	5,704
Prepaid expenses		38,688	22,281
Vendor deposits		1,297	1,408
Other current assets		2,973	302
Total current portion of prepaid expenses and other assets		43,945	29,695
Prepaid royalties		15,963	16,444
Vendor deposits		758	70
Long term investments	13	6,773	6,981
Investment tax credits receivable		2,483	3,056
Deferred financing costs	17	6,783	—
Total non-current portion of prepaid expenses and other assets		32,760	26,551

Prepaid royalties include prepaid revenue share paid to business partners. Prepaid expenses are included within selling and general and administrative expenses when recognized as an expense. Deferred financing costs relate to capitalized transaction costs in respect of the Revolving Credit Facility.

17.	LONG-TERM DEBT

The following is a summary of long-term debt outstanding at December 31, 2018, and 2017 (all capitalized terms used in the table below relating to such long-term debt are defined below in this note):

In thousands of U.S. Dollars (except as noted)	Interest rate	December 31, 2018, Principal outstanding balance in currency of borrowing	December 31, 2018 Carrying amount in USD	December 31, 2017, Principal outstanding balance in currency of borrowing	December 31, 2017 Carrying amount in USD
Revolving Facility	5.64%	—	—	—	—
USD First Lien Term Loan	5.89%	3,557,125	3,479,823	—	—
EUR First Lien Term Loan	3.75%	850,000	951,980	—	—
Senior Notes	7.00%	1,000,000	980,008	—	—
Loan payable to non-controlling interests	0.00%	49,936	35,147	—	—
Previous USD first lien term loan	5.32%	—	—	1,895,654	1,848,397
Previous EUR first lien term loan	3.25%	—	—	382,222	453,540
USD second lien term loan	8.69%	—	—	95,000	56,632
Total long-term debt			5,446,958		2,358,569
Current portion			35,750		4,990
Non-current portion			5,411,208		2,353,579

During the year ended December 31, 2018, the Corporation incurred the following interest on its then-outstanding long-term debt excluding its loan payable to non-controlling interests which is non-interest bearing:

In thousands of U.S. Dollars	Effective interest rate *	Interest	Interest Accretion	Total Interest
Revolving Facility	5.66%	4,006	699	4,705
USD First Lien Term Loan	6.54%	75,988	7,799	83,787
EUR First Lien Term Loan	4.26%	17,792	1,365	19,157
Senior Notes	7.47%	33,250	1,000	34,250
Previous USD first lien term loan **	6.07%	42,885	112,135	155,020
Previous EUR first lien term loan **	3.87%	9,693	41,502	51,195
USD second lien term loan **	13.78%	2,216	4,643	6,859
Total		185,830	169,143	354,973

During the year ended December 31, 2017, the Corporation incurred the following interest on its then-outstanding long-term debt:

In thousands of U.S. Dollars	Effective interest rate	Interest	Interest Accretion	Total Interest
Previous USD first lien term loan	5.54%	76,851	11,817	88,668
Previous EUR first lien term loan	4.37%	16,824	1,271	18,095
USD second lien term loan	16.05%	14,340	5,179	19,519
Total		108,015	18,267	126,282

* The effective interest rate calculation excludes the impact of the debt extinguishments in respect of the April 2018 Amend and Extend and the repayment of the previous first lien term loans as well as the impact of the Swap Agreements.

** Interest accretion for the year ended December 31, 2018 includes a loss on debt extinguishment of $147.0 million included within net financing charges in respect of the amendment and extension and subsequent repayment of the Corporation’s prior first lien term loans.

The Corporation’s debt balance for the year ended December 31, 2018 was as follows:

In thousands of U.S. Dollars	Opening Balance	Adjustment on adoption of IFRS 9	New debt	Debt repayments	Adjustments to amortized cost *	Interest Accretion **	Translation	Closing
Revolving Facility	—	—	100,000	(100,000)	(699)	699	—	—
USD First Lien Term Loan	—	—	3,575,000	(17,875)	(85,101)	7,799	—	3,479,823
EUR First Lien Term Loan	—	—	999,535	—	(23,823)	1,365	(25,097)	951,980
Senior Notes	—	—	1,000,000	—	(20,992)	1,000	—	980,008
Loan payable to non-controlling interests	—	—	52,357	(6,167)	(8,517)	—	(2,526)	35,147
Previous USD first lien term loan	1,848,397	(46,894)	268,921	(2,164,575)	(17,984)	112,135	—	—
Previous EUR first lien term loan	453,540	(30,725)	144,627	(585,450)	(5,077)	41,502	(18,417)	—
USD second lien term loan	56,632	33,725	—	(95,000)	—	4,643	—	—
Total	2,358,569	(43,894)	6,140,440	(2,969,067)	(162,193)	169,143	(46,040)	5,446,958

The Corporation’s debt balance for the year ended December 31, 2017 was as follows:

In thousands of U.S. Dollars	Opening Balance	New debt	Debt repayments	Adjustments to amortized cost *	Interest Accretion **	Translation	Closing
Previous USD first lien term loan	1,965,928	—	(125,442)	(3,906)	11,817	—	1,848,397
Previous EUR first lien term loan	296,198	103,973	(3,444)	(829)	1,271	56,371	453,540
USD second lien term loan	166,453	—	(115,000)	—	5,179	—	56,632
Total	2,428,579	103,973	(243,886)	(4,735)	18,267	56,371	2,358,569

* Adjustments to amortized cost includes transaction costs incurred on the issuance or incurrence of each of the financial instruments and, with respect to the Senior Notes (as defined below), the bifurcation of embedded features in 2018 as described below and debt forgiveness in relation to the loan payable to non-controlling interests. In addition, unamortized deferred financing costs of $6.8 million were reclassified to prepaid expenses and other non-current assets on the consolidated statements of financial position following the repayment of $100.0 million previously drawn on the Revolving Facility.

** Interest accretion represents interest expense calculated at the effective interest rate less interest expense calculated at the contractual interest rate and is recorded in net financing charges in the consolidated statements of (loss) earnings.

As at December 31, 2018, the contractual principal repayments of the Corporation’s outstanding long-term debt over the next five years amount to the following:

In thousands of U.S. Dollars	<1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	>5 Years
Revolving Facility	—	—	—	—	—	—
USD First Lien Term Loan	35,750	35,750	35,750	35,750	35,750	3,378,375
EUR First Lien Term Loan	—	—	—	—	—	973,803
Senior Notes	—	—	—	—	—	1,000,000
Loan payable to non-controlling interests	—	35,147	—	—	—	—
Total	35,750	70,897	35,750	35,750	35,750	5,352,178

(a)	Revolving Facility, First Lien Term Loans and Senior Notes

As previously disclosed, on July 10, 2018, the Corporation completed the SBG Acquisition. To finance the cash portion of the purchase price, repay the Corporation’s previous first lien term loans and repay SBG’s existing long-term debt, which was assumed by the Corporation as part of the acquisition, the Corporation used existing cash resources and raised $4.567 billion in First Lien Term Loans, $1.00 billion in Senior Notes (each as defined below) and $621.8 million of net proceeds (before expenses), excluding the overallotment, from the issuance of additional Common Shares as a result of the Equity Offering (as defined below). The Corporation also obtained a new Revolving Facility (as defined below) of $700.0 million, of which it had drawn $100 million as of completion of the acquisition (collectively with the foregoing, the “SBG Financing”). The debt portion of the SBG Financing is described below. For further details on the Equity Offering portion of the SBG Financing, see note 24.

Revolving Facility

On July 10, 2018, as part of the SBG Financing, the Corporation replaced its previous revolving facility with a new first lien revolving facility of $700 million (the “Revolving Facility”). Maturing on July 10, 2023, the Revolving Facility includes a margin of 3.25% for borrowings which is subject to leverage-based step-downs. The commitment fee on the Revolving Facility varies from 0.250% to 0.375% based on first lien leverage. Borrowings under the Revolving Facility are subject to the satisfaction of customary conditions, including the absence of a default and compliance with certain representations and warranties. The Revolving Facility requires, subject to a testing threshold, that the Corporation comply on a quarterly basis with a maximum net first lien senior secured leverage ratio of 6.75 to 1.00.

The Revolving Facility can be used for working capital needs and for general corporate purposes. As at December 31, 2018 and December 31, 2017 there were no amounts outstanding under the Revolving Facility and the Corporation’s previous revolving facility, respectively. The Corporation had $74.2 million of letters of credit issued but undrawn as of December 31, 2018. Availability under the Revolving Facility as of December 31, 2018 was $625.8 million.

First Lien Term Loans

On July 10, 2018, as part of the SBG Financing, the Corporation repaid its previous first lien term loans and issued new First Lien Term Loans of $3.575 billion priced at LIBOR plus 3.50% (the “USD First Lien Term Loan”) and new EUR first lien term loans of €850 million priced at EURIBOR plus 3.75% (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loans”), each with a maturity date of July 10, 2025 and a LIBOR and EURIBOR floor, as applicable, of 0%. Starting on the last day of the first fiscal quarter ending after July 10, 2018, the USD First Lien Term Loan requires scheduled quarterly principal payments in amounts equal to 0.25% of the aggregate principal amount of the USD First Lien Term Loan, with the balance due at maturity. There is no amortization on the EUR First Lien Term Loan and the principal is due at maturity.

The Corporation, its lenders, Deutsche Bank AG New York Branch, as administrative agent, and certain other parties also entered into a new credit agreement (the “Credit Agreement”) for the First Lien Term Loans and the Revolving Facility to, among other things, reflect the foregoing transactions and add certain operational and financial flexibility, particularly as it relates to the Corporation on a combined basis following the SBG Acquisition.

The Credit Agreement limits Stars Group Holdings B.V. and its subsidiaries’ ability to, among other things, (i) incur additional debt, (ii) grant additional liens on their assets and equity, (iii) distribute equity interests and/or distribute any assets to third parties, (iv) make certain loans or investments (including acquisitions), (v) consolidate, merge, sell or otherwise dispose of all or substantially all assets, (vi) pay dividends on or make distributions in respect of capital stock or make restricted payments, (vii) enter into certain transactions with affiliates, (viii) change lines of business, and (ix) modify the terms of certain debt or organizational documents, in each case subject to certain exceptions. The Credit Agreement also provides for customary mandatory prepayments, including a customary excess cash flow sweep if certain conditions are met.

Senior Notes

Also in connection with the SBG Financing, two of the Corporation’s subsidiaries, Stars Group Holdings B.V. and Stars Group (US) Co-Borrower, LLC (the “Issuers”), issued 7.00% Senior Notes due 2026 (the “Senior Notes”) on July 10, 2018 at par in an aggregate principal amount of $1.00 billion. The Senior Notes mature on July 15, 2026. Interest on the Senior Notes is payable semi-annually on January 15 and July 15 of each year, commencing on January 15, 2019. The Senior Notes are guaranteed by each of the Issuers’ restricted subsidiaries that guarantees the Revolving Facility. The Senior Notes are the Issuers’ senior unsecured obligations and rank equally in right of payment with all of the Issuers’ existing and future senior unsecured indebtedness. The Senior Notes include the following features which were collectively identified as the Embedded Derivative (as defined below) that required bifurcation from the carrying value of the Senior Notes.

•

Upon certain events constituting a change of control under the indenture governing the Senior Notes (the “Indenture”), the holders of the Senior Notes have the right to require Stars Group Holdings B.V. to offer to repurchase the Senior Notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, to (but not including) the date of purchase (the “Change of Control Put”).

•

Prior to July 15, 2021, the Issuers may redeem up to 40% of the original aggregate principal of the Senior Notes with proceeds from an equity offering at a redemption price of 107%, plus accrued and unpaid interest, if any, to (but not including) the applicable redemption date (the “Equity Clawback”).

•

Prior to July 15, 2021, the Issuers may redeem some or all of the Senior Notes at a redemption price equal to 100% of the principal amount of the Senior Notes, plus accrued and unpaid interest, if any, to (but not including) the applicable redemption date, plus an applicable ‘‘make-whole’’ premium. On or after July 15, 2021, the Issuers may redeem some or all of the Senior Notes at declining redemption prices as set forth in the Indenture (collectively the “Redemption Option” and together with the Change of Control Put and the Equity Clawback, the “Embedded Derivative”).

The fair value of the Embedded Derivative at issuance of the Senior Notes and at December 31, 2018 was $17.7 million and $11.6 million, respectively. See notes 19 and 26.

The Senior Notes include, among other terms and conditions, limitations on the Issuers’ ability to create, incur or allow certain liens; create, assume, incur or guarantee additional indebtedness of certain of the Issuers’ subsidiaries; and consolidate or merge with, or convey, transfer or lease all or substantially all of the Issuers’ and their subsidiaries’ assets, to another person.

(b)	Minority shareholder loan

In connection with the acquisition of a 62% equity interest in BetEasy, the Corporation acquired financial liabilities of $59.2 million, which included a loan of $15.5 million (AUD$19.7 million) from the minority shareholders of BetEasy. During the year ended December 31, 2018 a subsidiary of the Corporation repaid $6.2 million (AUD$8.2 million) of such loan and entered into an agreement with such minority shareholders to forgive and discharge $8.6 million (AUD$11.5 million) of the outstanding loan balance.

As previously reported, on March 6, 2018, a subsidiary of the Corporation entered into agreement with the holders of the non-controlling interest in BetEasy to increase its equity interest from 62% to 80% and for BetEasy to acquire TSGA. According to the agreement, the non-controlling interest of BetEasy made a loan of $35.1 million (AUD$47.4 million) and equity contribution of $12.1 million (AUD$15.8 million). During the year ended December 31, 2018, the non-controlling interest provided an additional shareholder loan of $1.8 million (AUD$2.5 million). As at December 31, 2018, the outstanding loan balance was $36.1 million (AUD$49.9 million). The loan is non-interest bearing and repayable on the earlier of 9 years and 364 days from the date of advance and the date of completion of the 20% put-call option. See note 19.

(b)	Previous first lien term loans, USD second lien term loan and previous revolving facility

On April 6, 2018, the Corporation successfully increased, repriced and extended its previous first lien term loans and previous revolving facility and repaid its USD second lien term loan. The transaction was recorded as an extinguishment for accounting purposes. No termination costs were incurred. Subsequently, in connection with the SBG Acquisition and SBG Financing, on July 10, 2018, the Corporation repaid its previous first lien term loans, repaid the existing long-term indebtedness of SBG, entered into the new Credit Agreement with respect to First Lien Term Loans and Revolving Facility, and issued the Senior Notes. The transaction was recorded as an extinguishment for accounting purposes. No termination costs were incurred upon repayment.

18.	CAPITAL MANAGEMENT

The Corporation’s objective in managing capital is to ensure it has sufficient liquidity to manage its business and growth objectives while maximizing return to shareholders through the optimization of the use of debt and equity. Liquidity is necessary to meet the Corporation’s existing general capital needs, fund the Corporation’s growth and expansion plans, and undertake certain capital markets activities, including the repayment of debt.

The Corporation has historically met its liquidity needs through cash flow generated from operations and capital markets activities, including the incurrence and issuance of debt and issuance of capital stock. The Corporation’s current objective is to meet all of its current liquidity and existing general capital requirements from the cash flow generated from operations.

The capital structure of the Corporation and its subsidiaries consists of long-term debt, which is offset by cash balances, and total equity attributable to shareholders. The Corporation’s capital management objectives are to optimize its capital structure and cost of capital. The Corporation intends to deleverage by focusing on improving profitability and repaying of debt.

For additional information regarding the Corporation’s liquidity risks, see note 29.

19.DERIVATIVES AND HEDGE ACCOUNTING

The Corporation is exposed to interest rate and currency risk, refer to note 29. The Corporation uses derivative financial instruments for risk management purposes and anticipates that such instruments will mitigate interest rate and currency risk, as applicable. As such, any change in cash flows associated with derivative instruments is expected to be offset by changes in cash flows related to the hedged position.

Upon completion of the SBG Acquisition, the Corporation made a net cash payment of $1.0 million to unwind and settle certain previously existing cross-currency swap agreements and interest rate swap agreements related to the hedging of SBG’s previously outstanding long-term debt that were no longer required following the repayment of the same.

Subsequent to the SBG Financing, and as part of managing the Corporation’s exposure to foreign exchange risk and interest rate risk, the Corporation entered into cross-currency interest rate swap agreements and interest rate swap agreements (collectively, the “Swap Agreements”), each as discussed below. At the time of entering into the Swap Agreements, the Corporation made a cash payment of $61.1 million to unwind and settle its previously existing swap agreements (the “Previous Swap Agreements)” as discussed below.

Derivatives

Swap Agreements

During the year ended December 31, 2018, a subsidiary of the Corporation entered into USD-EUR cross-currency interest rate swap agreements (the “EUR Cross-Currency Interest Rate Swaps”) with a notional amount of €1.99 billion ($2.33 billion), which fix the USD to EUR exchange rate at 1.167 and fix the Euro interest payments at an average interest rate of 3.6%, as well as EUR-GBP cross-currency interest rate swap agreements (the “GBP Cross-Currency Interest Rate Swaps”) with a notional amount of £1.00 billion (€1.12 billion), which fix the EUR to GBP exchange rate at 0.889 and fix the GBP interest payments at an average interest rate of 5.4%. The cross-currency interest rate swaps have a profile that amortizes in line with the USD First Lien Term Loan and each are set to mature in July 2023. The Corporation also entered into an amortizing USD interest rate swap agreement (the “Interest Rate Swap”) with a notional amount of $700 million, which is set to mature in July 2023, and swaps USD three-month LIBOR to a fixed interest rate of 2.82%.

Previous Swap Agreements

The Previous Swap Agreements hedged the interest rate and foreign exchange risk on the Corporation’s previous first lien term loans. Therefore, in connection with the repayment of the previous first lien term Loans, the Corporation unwound and settled the remaining USD notional principal of $1.39 billion related to the Previous Swap Agreements for a cash payment of $61.1 million.

Embedded Derivative

See note 17 for a discussion of the features embedded in the Senior Notes that the Corporation bifurcated as it determined that the features were derivatives to be classified and recorded at fair value through profit or loss.

The fair value of the Embedded Derivative at issuance of the Senior Notes and at December 31, 2018 was $17.7 million and $11.6 million, respectively. The fair value of the Embedded Derivative was determined using an interest rate option pricing valuation model. The key assumptions include the implied credit spread of 3.8% at issuance and 4.6% at December 31, 2018. The Embedded Derivative is categorized as a Level 3 within the fair value hierarchy. The Corporation did not account for the Embedded Derivative as a qualifying hedge.

Unsettled bets

Unsettled bets represent bets that are staked but the event to which the bet relates have not yet concluded. See note 2 for further details regarding Betting revenue. The principal assumption used in the fair value determination of unsettled bets is the anticipated gross win margin on the outcome of the events to which the bets relate. The Embedded Derivative is categorized as a Level 3 within the fair value hierarchy.

Put and call options on 20% non-controlling interest in BetEasy

On April 24, 2018, in connection with the Corporation’s acquisition of the additional 18% interest in BetEasy, the Corporation entered into a non-controlling interest put-call option in relation to the 20% interest in BetEasy held by its minority interest shareholders, with an exercise price based on certain future operating performance conditions of the acquired business. This was determined to be a non-controlling interest put-call option with a variable settlement amount that can be settled in either cash or shares or a combination of both, and because the put-call option does not clearly grant the Corporation with present access to returns associated with the remaining 20% ownership interest, the Corporation recognized this put-call option as a net liability derivative. As at each of the acquisition date and December 31, 2018, the Corporation determined that the fair value of this non-controlling interest derivative was $nil as the fundamentals of the underlying business operations remain consistent with the acquisition date.

Deal contingent forwards

In connection with the SBG Acquisition and the Australian Acquisitions, to economically hedge its risk of foreign exchange fluctuations leading up to the acquisitions, the Corporation entered into deal contingent forward contracts. At the time of completion of the acquisitions, the Corporation settled the deal contingent forwards and recognized an aggregate realized loss of $61.5 million included in foreign exchange within the general and administrative category in the consolidated statements of (loss) earnings. The Corporation did not account for the deal contingent forward contracts as qualifying hedges under IAS 39.

The following table summarizes the fair value of derivatives as at December 31, 2018 and 2017:

	Year ended December 31, 2018		Year ended December 31, 2017
In thousands of U.S. Dollars	Assets	Liabilities	Assets	Liabilities
Derivatives held for hedging

Derivatives designated in cash flow hedges
Cross currency interest rate swaps	41,117	1,096	—	111,762
Interest rate swap	—	4,972	—	—
Total derivatives designated in cash flow hedges	41,117	6,068	—	111,762

Derivatives designated in net investment hedges
Cross currency interest rate swaps	1,866	—	—	—
Total derivatives designated in net investment hedge	1,866	—	—	—

Total derivatives held for hedging	42,983	6,068	—	111,762

Derivatives held for risk management not designated in hedges
Forward contracts	—	208	2,037	—
Unsettled bets *	—	16,285	—	779
Embedded derivative	11,600	—	—	—
Total derivatives held for risk management not designated in hedges	11,600	16,493	2,037	779

* The unsettled bets liability is recorded in accounts payable and other liabilities on the consolidated statement of financial position as at December 31, 2017 and is recorded in derivatives on the consolidated statement of financial position as at December 31, 2018.

Hedge Accounting

The Corporation’s exposure to market risks including interest rate risk (such as benchmark interest rates) and foreign exchange risk and its approach to managing those risks is discussed in note 29.

Cash flow hedge accounting

In accordance with the Corporation’s current risk management strategy, the Corporation entered into the Swap Agreements to mitigate the risk of fluctuation of coupon and principal cash flows due to changes in foreign currency rates and interest rates related to the USD First Term Lien Loan.

The Corporation assesses hedge effectiveness by comparing the changes in fair value of a hypothetical derivative reflecting the terms of the debt instrument issued due to movements in the applicable foreign currency exchange rate and benchmark interest rate with the changes in fair value of the cross-currency interest rate swaps and interest rate swaps used to hedge the exposure, as applicable. The Corporation uses the hypothetical derivative method to determine the changes in fair value of the hedged item. The Corporation has identified the following possible sources of ineffectiveness in its cash flow hedge relationships:

•

The use of derivatives as a protection against currency and interest rate risk creates an exposure to the derivative counterparty’s credit risk which is not offset by the hedged item. This risk is minimized by entering into derivatives with high credit quality counterparties.

•	Difference in tenor of hedged items and hedging instruments.
•

Use of different discounting curves for hedged item and hedging instrument, because for cross currency interest rate swaps the discounting curve used depends on collateralization and the type of collateral used.

•	Difference in timing of settlement of the hedging instrument and hedged item.
•	Designation of off-market hedging instruments.

The EUR Cross-Currency Interest Rate Swaps and the Interest Rate Swap were designated in cash flow hedge relationships to hedge the foreign exchange risk and/or interest rate risk on the USD First Lien Term Loan bearing a minimum floating interest rate of 3.5% (USD three-month LIBOR plus a 3.5% margin, with a LIBOR floor of 0%).

As at December 31, 2018, $11.6 million of accumulated other comprehensive loss is included in the cash flow hedging reserve (see note 25) related to de-designated cash flow hedges and is reclassified to the statements of (loss) earnings as the hedged cash flows impact (loss) earnings.

Net investment hedge accounting

In accordance with the Corporation’s current risk management strategy, the Corporation designates certain cross currency interest rate swap contracts and the carrying amount of certain debt instruments in net investment hedging relationships to mitigate the risk of changes in foreign currency rates with respect to the translation of assets and liabilities of subsidiaries with foreign functional currencies.

Upon entering into the GBP Cross-Currency Interest Rate Swaps, the Corporation designated these instruments as a hedge of the forward foreign exchange risk of its net investment in its GBP foreign operations. The Corporation assesses hedge effectiveness by comparing the changes in fair value of the net assets designated, due to movements in the foreign currency rate with the changes in fair value of the hedging instruments used to hedge the exposure. The Corporation uses the hypothetical derivative method to determine the changes in fair value of the hedged item. The only source of ineffectiveness is the effect of the counterparty and the Corporation’s own credit risk on the fair value of the derivative, which is not reflected in the fair value of the hypothetical derivative.

Upon completion of the SBG Financing, the Corporation designated the carrying amount of the USD First Lien Term Loan (excluding the carrying amount subject to the Swap Agreements) and the carrying amount of the Senior Notes as a hedge of the spot foreign exchange risk of its net investment in its USD functional subsidiaries. The Corporation assesses hedge effectiveness by comparing the currency and the carrying amount of the USD First Lien Term Loan with the currency and the net assets of its USD functional subsidiaries.

As at December 31, 2018, $60.6 million of accumulated other comprehensive income is included in the cumulative translation reserve (see note 25) related to de-designated net investment hedges and is reclassified to the statements of (loss) earnings upon disposition of the net investment in the applicable foreign subsidiaries.

Effects of hedge accounting

The following tables presents the effects of cash flow hedges and net investment hedges on the Corporation’s financial position and performance.

	Change in value of hedged items for ineffectiveness measurement	Change in fair value of hedging instruments for ineffectiveness measurement	Hedge ineffectiveness gain (loss) *	Hedging gains (losses) recognized in other comprehensive income	Amount reclassified from accumulated other comprehensive income (loss) to earnings **	Net change in other comprehensive income (loss)
Cash flow hedges
Interest rate risk
Floating rate debt	(4,972)	4,972	—	(4,972)	—	(4,972)
Interest rate risk and foreign exchange risk
Floating rate, foreign currency debt and other	105,592	(90,683)	14,909	46,173	(45,271)	902
	100,620	(85,711)	14,909	41,201	(45,271)	(4,070)

Net investment hedges	(104,029)	104,029	—	(104,029)	—	(104,029)

* Hedge ineffectiveness is recorded within net financing charges on the consolidated statements of (loss) earnings.

** For cash flow hedges that address interest rate risk and/or foreign currency exchange risk, the amount reclassified from accumulated other comprehensive income (loss) to earnings is recorded within interest expense included in net financing charges or foreign exchange (gain) loss included in general and administrative expenses on the consolidated statements of (loss) earnings.

Reconciliation of accumulated other comprehensive income (loss):

	Accumulated other comprehensive income (loss), beginning of year	Net changes in other comprehensive income (loss)	Accumulated other comprehensive income (loss), end of year	Accumulated other comprehensive income (loss) on designated hedges	Accumulated other comprehensive income (loss) on de-designated hedges
Cash flow hedges *
Interest rate risk
Floating rate debt	—	(4,972)	(4,972)	(4,972)	—
Interest rate risk and foreign exchange risk
Floating rate, foreign currency debt and other	(33,983)	902	(33,081)	(21,507)	(11,574)
	(33,983)	(4,070)	(38,053)	(26,479)	(11,574)

Net investment hedges **	86,430	(104,029)	(17,599)	(66,749)	49,150

* Net changes in other comprehensive income (loss) is recorded through the cash flow hedging reserve. See note 25.

** Net changes in other comprehensive income (loss) is recorded through the cumulative translation reserve. See note 25.

20.	COMMITMENTS

The Corporation as lessee and other contractual commitments

At December 31, 2018, the Corporation’s future minimum lease payments under non-cancellable operating leases and other obligations aggregate to $346.4 million and are payable as follows:

In thousands of U.S. Dollars	Within one year	Later than one year but not later than 5 years	More than 5 years
Lease obligations	61,423	154,374	26,013
Other contractual commitments	40,011	54,054	10,561
Total	101,434	208,428	36,574

The Corporation as lessor

At December 31, 2018, the Corporation’s future minimum lease receipts under non-cancellable operating leases aggregate to $14.8 million and are receivable as follows;

In thousands of U.S. Dollars	Within one year	Later than one year but not later than 5 years	More than 5 years
Lease obligations	1,863	7,452	5,533
Total	1,863	7,452	5,533

Other commitments

The Corporation had $74.2 million of letters of credit issued but undrawn as of December 31, 2018. See note 17.

21.	ACCOUNTS PAYABLE AND OTHER LIABILITIES

The Corporation’s accounts payable and other liabilities comprise the following:

	As at December 31,
In thousands of U.S. Dollars	2018	2017
Accounts payable and accrued liabilities	282,630	98,493
VAT payable	18,792	18,757
Customer loyalty rewards	24,787	29,508
Employee benefits payable	57,143	39,050
Dormant funds	7,308	8,379
Accrued interest on Senior Notes	33,347	—
Total accounts payable and other current liabilities	424,007	194,187
Long-term lease liability	2,088	—
Deferred contingent payment (note 26)	77,628	—
Total long-term payables	79,716	—

VAT Payable

A significant portion of the VAT payable relates to amounts owing for VAT for prior periods as a result of engagement with the Swiss tax authority on the application of the law. This is due to be settled by the end of first quarter of 2019.

22.	PROVISIONS

The carrying amounts and the movements in the provisions during the year ended December 31, 2018 and 2017 are as follows:

In thousands of U.S. Dollars	Player bonuses and jackpots	Deferred payment provision	Restructuring provision	Other	Total
Balance at January 1, 2017	1,571	202,515	—	17,636	221,722
Adjustment to provision recognized	48,146	(815)	—	(121)	47,210
Payments	(44,121)	(197,510)	—	(9,311)	(250,942)
Accretion of discount	—	2,048	—	839	2,887
Reclassification	(1,444)	—	—	—	(1,444)
Foreign exchange translation losses	113	62	—	1,075	1,250
Balance at December 31, 2017	4,265	6,300	—	10,118	20,683
Provisions acquired in business combinations	8,349	—	1,614	5,297	15,260
Recognized	—	—	8,164	—	8,164
Adjustment to provision recognized	55,734	—	—	654	56,388
Payments	(48,902)	—	—	(7,006)	(55,908)
Accretion of discount	—	—	—	411	411
Foreign exchange translation losses	(862)	—	(65)	(880)	(1,807)
Balance at December 31, 2018	18,584	6,300	9,713	8,594	43,191

Current portion at December 31, 2017	4,265	6,300	—	7,025	17,590
Non-current portion at December 31, 2017	—	—	—	3,093	3,093
Current portion at December 31, 2018	18,584	6,300	9,713	4,592	39,189
Non-current portion at December 31, 2018	—	—	—	4,002	4,002

Provision for jackpots

The Corporation offers progressive jackpot games. Each time a progressive jackpot game is played, a portion of the amount wagered by the player is contributed to the jackpot for that specific game or group of games. Once a jackpot is won, the progressive jackpot is reset with a predetermined base amount. The Corporation maintains a provision for the reset of each jackpot and the progressive element added as the jackpot game is played. The Corporation believes that its provisions are sufficient to cover the full amount of any required payout.

Deferred payment

The acquisition-date fair value of any deferred payment is recognized as part of the consideration transferred by the Corporation in exchange for the acquiree. The Corporation estimates, based on expected future cash flows, the amount that would be required to settle the applicable obligation and recognizes the present value of the same. The provision for the then-outstanding deferred payment primarily related to the Stars Interactive Group Acquisition. The Corporation paid the remaining balance in full during the year ended December 31, 2017. The remaining deferred payment provision at December 31, 2018 relates to the previously disclosed acquisition of Diamond Game and is contingent on future events.

Restructuring provision

The Corporation recorded restructuring provisions during the year ended December 31, 2018 following the Australian Acquisitions and the SBG Acquisition in response to certain reorganizations as the Corporation focuses on enacting synergies. The provision primarily consists of personnel and facilities related costs and the Corporation believes that its provisions are sufficient to cover the full amount of any required payout.

Other

The other provisions consist of a minimum revenue guarantee, provisions for lease retirement costs, and other provisions for onerous contracts.

23.	CUSTOMER DEPOSITS

The Corporation holds customer deposits, along with winnings and any bonuses in trust accounts from which money may not be removed if it would result in a shortfall of such deposits. These deposits are included in current assets in the consolidated statements of financial position under Cash - customer deposits and Current investments – customer deposits and includes cash and short term, highly liquid investments. Customer deposits are segregated as follows:

	As at December 31,
In thousands of U.S. Dollars	2018	2017
Cash - customer deposits	328,223	227,098
Current investments - customer deposits (note 13)	103,153	122,668
Total	431,376	349,766
Customer deposits liability	423,739	349,766

Customer deposit liabilities relate to customer deposits which are held in multiple bank and investment accounts that are segregated from those holding operational funds.

24.SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of Common Shares, with no par value, and an unlimited number of convertible preferred shares (“Preferred Shares”), with no par value, issuable in series. As at December 31, 2018, 273,177,244 shares were issued and fully paid (December 31, 2017 - 147,947,874).

	Common Shares Number	Preferred Shares Number	Common Shares $000’s	Preferred Shares $000’s
Opening balance, as at January 1, 2017	145,101,127	1,139,249	1,178,404	684,385
Exercise of stock options and other equity awards	2,923,184	—	21,923	—
Repurchase of Common Shares	(76,437)	—	(493)	—
Ending balance, as at December 31, 2017	147,947,874	1,139,249	1,199,834	684,385
Exercise of stock options and other equity awards	1,791,860	—	38,048	—
Exercise of warrants	2,422,944	—	14,688	—
Conversion of Preference Shares	60,013,510	(1,139,249)	684,385	(684,385)
Issuance of Common Shares in connection with acquired subsidiaries	41,049,398	—	1,477,478	—
Issuance of Common Shares in connection with Equity Offering	18,875,000	—	690,353	—
Issue of Common Shares in connection with market access agreement	1,076,658	—	20,661	—
Equity Fees	—	—	(5,413)	—
Reversal of 2014 deferred tax	—	—	(3,747)	—
Ending balance, as at December 31, 2018	273,177,244	—	4,116,287	—

Equity Offering

On June 26, 2018, the Corporation closed an underwritten public offering of Common Shares (the “Equity Offering”) at a price of $38.00 per Common Share. The Corporation sold a total of 17,000,000 Common Shares and certain selling shareholders of the Corporation sold 8,000,000 Common Shares. The net proceeds to the Corporation (excluding the over-allotment proceeds), after underwriting discounts and commissions, but before expenses of the Equity Offering payable by the Corporation, were $621.8 million. The Equity Offering also included an over-allotment option granted to the underwriters to purchase an additional 1,875,000 Common Shares from the Corporation and 1,875,000 Common Shares from the selling shareholders at a price of $38.00 per Common Share. The underwriters exercised this over-allotment option in full on July 20, 2018, which closed on July 24, 2018 and resulted in additional net proceeds to the Corporation after underwriting discounts and commissions, but before expenses of the over-allotment option payable by the Corporation, of $68.6 million.

Preferred Share Conversion

On June 5, 2018, the Corporation announced that it elected to effect the conversion of all Preferred Shares pursuant to their terms (the “Preferred Share Conversion”) as a result of meeting the applicable price and liquidity conditions with respect to the same. As a result, on July 18, 2018, all of the Corporation’s outstanding Preferred Shares were converted into Common Shares at a rate of 52.7085 Common Shares per Preferred Share, resulting in the cancellation of all of the Preferred Shares and the issuance of 51,999,623 million Common Shares to the holders thereof. All the Preferred Shares were cancelled and all rights associated therewith were terminated.

Prior to completion of the Preferred Share Conversion, Polar Multi-Strategy Master Fund (and certain affiliated funds) and Verition Canada Master Fund Ltd. applied to the Ontario Superior Court of Justice for a declaration that the mandatory conversion would contravene the Corporation’s articles of continuance. On July 17, 2018 the Superior Court ruled in favor of the Corporation and dismissed the application. As a result, the Corporation proceeded with the conversion as indicated above. The applicants subsequently appealed the Superior Court decision and in the appeal are seeking, among other things, rescission of the conversion or potential damages.

In addition to the Common Shares issued in connection with the Equity Offering and Preferred Share Conversion as described above, during the year ended December 31, 2018:

•

The Corporation issued 1,731,761 Common Shares for cash consideration of $31.0 million as a result of the exercise of stock options. The exercised stock options were initially valued at $5.8 million. Upon exercise, the values originally allocated to the stock options in the Equity reserve were reallocated to the Common Shares so issued.

•

The Corporation issued 60,099 Common Shares in connection with the settlement of other equity-based awards, initially valued at $1.2 million. Upon settlement of such equity-based awards, the values originally allocated to the equity-based awards in the Equity reserve were reallocated to the Common Shares issued.

•

The Corporation issued 2,422,944 Common Shares as a result of the exercise of 4,000,000 warrants. There are no further outstanding warrants as at December 31, 2018. The exercised warrants were initially valued at $14.7 million. Upon the exercise of such warrants, the value originally allocated to the Warrants reserve was reallocated to the Common Shares so issued.

•

The Corporation issued 8,013,887 Common Shares as a result of the voluntary conversion of 152,698 Preferred Shares prior to the Preferred Share Conversion. The converted Preferred Shares were initially valued at $114.9 million. Upon the conversion of the Preferred Shares, the value originally allocated to the Preferred Shares was reallocated to the Common Shares so issued. 8,000,000 of the Common Shares issued as a result of such voluntary conversion were then sold by the holders thereof in the Equity Offering.

•	The Corporation issued 3,115,344 Common Shares, valued at $96.4 million, to the sellers of BetEasy as partial consideration for the acquisition of an additional 18% of the equity interests in BetEasy.
•	The Corporation issued 37,934,054 Common Shares, valued at $1.38 billion, to the sellers of SBG as partial consideration for the SBG Acquisition.
•

The Corporation issued 1,076,658 Common Shares, valued at $20.7 million, to Eldorado Resorts, Inc. (“Eldorado”) in connection with an agreement with Eldorado which, among other things, grants the Corporation an option to operate online betting and gaming in certain states where Eldorado currently or in the future owns or operates casino properties.

During the year ended December 31, 2017:

•

The Corporation issued 2,899,184 Common Shares for cash consideration of $16.6 million as a result of the exercise of stock options and the settlement of other equity awards. The exercised stock options and other equity awards were initially valued at $5.3 million. Upon the exercise of stock options and the settlement of other equity awards, the values originally allocated to the stock options and other equity awards in the Equity reserve were reallocated to the Common Shares so issued.

•

The Corporation cancelled 76,437 common shares related to the previously disclosed acquisition of Amaya (Alberta) Inc. (formerly Chartwell Technology Inc.) (“Chartwell”) in 2011 that were unclaimed and surrendered to the Corporation. These securities were cancelled due to the expiration of the “sunset” provisions set forth in the arrangement agreement for the purchase, which provided for the cancellation of a right of the holder to receive cash consideration, for any certificates formerly representing Chartwell shares that were not deposited with all other documents as required by the applicable plan arrangement on or before the fourth anniversary of the date of purchase. The difference between the aggregate purchase price and the book value of the reclaimed shares was accounted for in the Treasury Reserve.

25.	RESERVES

The following table highlights the classes of reserves included in the Corporation’s equity:

In thousands of U.S. Dollars	Acquisition reserve	Warrants	Equity	Treasury	Cumulative translation	Available for sale investments	Financial assets at FVOCI	Cash flow hedging	Other	Total
Balance – January 1, 2017	—	14,638	31,142	(30,035)	77,171	(9,983)	—	(48,335)	1,249	35,847
Cumulative translation adjustments	—	—	—	—	(189,012)	—	—	—	—	(189,012)
Stock-based compensation	—	—	10,622	—	—	—	—	—	—	10,622
Exercise of equity awards	—	—	(5,258)	—	—	—	—	—	—	(5,258)
Realized (losses) gains	—	—	—	—	—	(37,090)	—	160,069	—	122,979
Unrealized gains (losses)	—	—	—	—	—	32,474	—	(151,311)	—	(118,837)
Reclassification *	—	50	—	—	(8,868)	9,197	—	—	(379)	—
Deferred tax on stock-based compensation	—	—	359	—	—	—	—	—	—	359
Other	—	—	—	493	—	—	—	5,594	(5,127)	960
Balance – December 31, 2017	—	14,688	36,865	(29,542)	(120,709)	(5,402)	—	(33,983)	(4,257)	(142,340)
Impact of adoption of IFRS 9	—	—	—	—	—	45	168	—	—	213
Reclassification **	—	—	—	—	15	5,357	—	—	(5,372)	—
Balance - January 1, 2018 (restated) (note 4)	—	14,688	36,865	(29,542)	(120,694)	—	168	(33,983)	(9,629)	(142,127)
Cumulative translation adjustments	—	—	—	—	(93,350)	—	—	—	—	(93,350)
Stock-based compensation	—	—	12,806	—	—	—	—	—	—	12,806
Exercise of stock options and release of equity awards	—	—	(6,982)	—	—	—	—	—	—	(6,982)
Re-allocation from warrants reserve to share capital for exercised warrants	—	(14,688)	—	—	—	—	—	—	—	(14,688)
Realized gains (losses)	—	—	—	—	—	—	(311)	(45,271)	—	(45,582)
Unrealized (losses) gains	—	—	—	—	—	—	(339)	41,201	—	40,862
Deferred Tax on Re-measurements	—	—	—	—	—	—	53	—	—	53
Reversal of deferred tax on stock-based compensation	—	—	(359)	—	—	—	—	—	—	(359)
Impairment of debt instruments at FVOCI	—	—	—	—	—	—	(84)	—	—	(84)
Further acquisition of subsidiary	(220,023)	—	—	—	—	—	—	—	(155)	(220,178)
Balance – December 31, 2018	(220,023)	—	42,330	(29,542)	(214,044)	—	(513)	(38,053)	(9,784)	(469,629)

* During the year ended December 31, 2017, the principal reclassification made by the Corporation was $9.2 million from the Cumulative translation adjustments reserve to the “Available-for-sale investments” reserve to correct an error in a previous period.

** Upon adoption of IFRS 9, the Corporation reclassified amounts in the available for sale investments reserve to the financial assets at FVOCI reserve. The Corporation identified $5.4 million of other reserves not directly related to available for sale investments and reclassified this balance the other reserve.

Acquisition reserve

On February 27, 2018, a subsidiary of the Corporation completed its acquisition of a 62% interest in BetEasy. On April 24, 2018, a subsidiary of the Corporation acquired an additional 18% interest in BetEasy and on the same date, BetEasy completed its acquisition of 100% of TSGA. The carrying amounts of the controlling and non-controlling interest were adjusted to reflect the changes in the Corporation’s equity interest in BetEasy. The change in carrying amounts were recognized directly in equity in acquisition reserve and any difference between the amount by which the non-controlling interest was adjusted and the fair value of the consideration paid was attributed to the Corporation.

Cumulative translation adjustments

Exchange differences relating to the translation of the net assets of the Corporation’s foreign operations from their functional currency into the Corporation’s presentational currency are recognized directly in the Cumulative translation adjustment reserve. This reserve also recognizes the realized and unrealized gains and losses in derivative instruments designated as net investment hedges. See note 19.

Cash flow hedging reserve

This reserve recognizes realized and unrealized gains and losses in derivative instruments designated as cash flow hedges. See note 19.

Stock Options

The following table provides information about outstanding stock options issued under the Plans:

	As at December 31, 2018		As at December 31, 2017
	Number of options	Weighted Average exercise price CDN $	Number of options	Weighted Average exercise price CDN $
Beginning balance	6,875,616	25.24	10,358,475	20.54
Transactions during the period:
Issued	—	—	202,000	18.30
Exercised	(1,731,761)	23.23	(2,899,184)	7.47
Forfeited	(401,925)	19.17	(785,675)	27.56
Ending balance	4,741,930	26.49	6,875,616	25.24

No stock options were granted during the year ended December 31, 2018 (December 31, 2017 - the Corporation granted an aggregate of 202,000 stock options under the Plans).

The outstanding stock options issued under the Plans are exercisable at prices ranging from CDN$2.85 to CDN$35.30 per share and have a weighted average contractual term of 3.17 years.

The weighted average exercise price of options exercised during the year ended December 31, 2018 was CDN$23.23 (December 31, 2017 – CDN$7.47).

A summary of exercisable options per stock option grant under the Plans is as follows:

	Outstanding options		Exercisable options
Exercise price CDN $	Number of options	Weighted average outstanding maturity period (years)	Number of options	Weighted average outstanding maturity period (years)
0.01 to 8.00	36,500	0.81	36,500	0.81
8.01 to 16.00	40,000	4.03	20,000	4.03
16.01 to 24.00	1,470,150	3.60	1,123,325	3.40
24.01 to 32.00	2,336,328	2.88	2,198,128	2.84
32.01 to 40.00	858,952	3.30	690,677	3.26
	4,741,930	3.17	4,068,630	3.05

The Corporation recorded a compensation expense for the year ended December 31, 2018 of $12.8 million (December 31, 2017 – $10.6 million). As at December 31, 2018, the Corporation had $0.7 million of unrecognized compensation expense related to the issuance of stock options to be recorded in future periods.

The stock options issued during the year ended December 31, 2017 were accounted for at their grant date fair value of $579,000 as determined by the Black-Scholes-Merton valuation model using the following weighted-average assumptions:

2017
Expected volatility	55%
Expected life	4.75 years
Expected forfeiture rate	17%
Risk-free interest rate	1.02%
Dividend yield	Nil
Weighted average share price	CDN $18.30
Weighted average fair value of options at grant date	CDN $4.46

The expected life of the options was estimated using the average of the vesting period and the contractual life of the options. The expected volatility was estimated based on the Corporation’s public trading history on the TSX for the 4.75 years preceding the grant. The expected forfeiture rate was estimated based on a combination of historical forfeiture rates and expected turnover rates.

RSUs

The following table provides information about outstanding RSUs issued by the Corporation under the 2015 Equity Incentive Plan.

	2018 No. of units	Weighted Average Fair Value	2017 No. of units	Weighted Average Fair Value
Balance as at January 1	141,064	$22.46	—	—
Issued	123,833	$31.92	153,064	$22.41
Vested and settled	(35,268)	$22.47	(12,000)	$21.80
Forfeited	(9,429)	$22.58	—	—
Balance as at December 31	220,200	$29.72	141,064	$22.46

PSUs

The following table provides information about outstanding PSUs issued by the Corporation under the 2015 Equity Incentive Plan. In addition to the issued and outstanding PSUs, the Corporation will issue additional PSUs of up to 50% upon the achievement of market vesting conditions.

	2018 No. of units	Weighted Average Fair Value	2017 No. of units	Weighted Average Fair Value
Balance as at January 1	282,036	$22.47	—	—
Issued	423,374	$30.09	282,036	$22.47
Vested and settled	—	—	—	—
Forfeited	(19,464)	$22.58	—	—
Balance as at December 31	685,946	$27.17	282,036	$22.47

DSUs

The following table provides information about outstanding DSUs issued by the Corporation under the 2015 Equity Incentive Plan.

	2018 No. of units	Weighted Average Fair Value	2017 No. of units	Weighted Average Fair Value
Balance as at January 1	92,703	$15.26	—	—
Issued	133,383	$22.96	92,703	$15.26
Vested and settled	(24,831)	$23.17	—	—
Forfeited	—	—	—	—
Balance as at December 31	201,255	$19.39	92,703	$15.26

Dividend Equivalents

During the years ended December 31, 2018 and 2017, no dividends were declared.

Warrants

The following table provides information about outstanding warrants at December 31, 2018 and 2017:

	As at December 31, 2018		As at December 31, 2017
	Number of warrants	Weighted Average exercise price CDN $	Number of warrants	Weighted Average exercise price CDN $
Beginning balance	4,000,000	19.17	4,000,000	19.17
Issued	—	—	—	—
Exercised	(4,000,000)	19.17	—	—
Expired	—	—	—	—
Ending balance	—	—	4,000,000	19.17

26.	FAIR VALUE

The Corporation determined that the carrying values of its short-term financial assets and liabilities approximate their fair value because of the relatively short periods to maturity of these instruments and low risk of credit.

Certain of the Corporation’s financial assets and liabilities are measured at fair value at the end of each reporting period. The following table provides information about how the fair values of these financial assets and liabilities are determined as at each of December 31, 2018 and December 31, 2017:

	As at December 31, 2018
In thousands of U.S. Dollars	Fair value & carrying value	Level 1	Level 2	Level 3
Bonds - FVOCI	103,153	103,153	—	—
Equity in unquoted companies - FVTPL	6,773	—	—	6,773
Derivatives	54,583	—	42,983	11,600
Total financial assets	164,509	103,153	42,983	18,373

Derivatives	22,561	—	6,276	16,285
Deferred contingent payment - FVTPL	77,628	—	—	77,628
Other long-term liabilities - FVTPL	2,740	—	—	2,740
Total financial liabilities	102,929	—	6,276	96,653

	As at December 31, 2017
In thousands of U.S. Dollars	Fair value & carrying value	Level 1	Level 2	Level 3
Bonds - Available-for-sale	115,343	115,343	—	—
Funds - Available-for-sale	7,045	7,045	—	—
Equity in unquoted companies - Available-for-sale	6,981	—	—	6,981
Equity in quoted companies - Available-for-sale	281	281	—	—
Total available-for-sale	129,650	122,669	—	6,981
Derivatives	2,037	—	2,037	—
Total financial assets	131,687	122,669	2,037	6,981

Derivatives	121,881	—	111,762	10,119
Total financial liabilities	121,881	—	111,762	10,119

Refer to note 29 for details on credit risk for the above financial assets.

The fair values of other financial assets and liabilities measured at amortized cost on the consolidated statements of financial position as at each of December 31, 2018, and December 31, 2017 are as follows:

	As at December 31, 2018
In thousands of U.S. Dollars	Fair value	Level 1	Level 2	Level 3
First Lien Term Loans	4,414,525	—	4,414,525	—
Senior Notes	969,370	—	969,370	—
Total financial liabilities	5,383,895	—	5,383,895	—

	As at December 31, 2017
In thousands of U.S. Dollars	Fair value	Level 1	Level 2	Level 3
Previous First Lien Term Loans	2,370,335	—	2,370,335	—
USD Second Lien Term Loan	95,713	—	95,713	—
Total financial liabilities	2,466,048	—	2,466,048	—

Transfers between levels of the fair value hierarchy are recognized by the Corporation at the end of the reporting period during which the transfer occurred as part of its periodic review of fair values. There were no transfers between levels of the fair value hierarchy during the year ended December 31, 2018. During the year end December 31, 2017, the Corporation reassessed the fair value hierarchy of its long-term debt and reclassified it from Level 1 to Level 2 fair value hierarchy. In addition, the Corporation reassessed the fair value hierarchy in respect of its previously held preferred shares of a subsidiary of NYX Gaming Group and reclassified it transferred it from Level 3 to Level 2. Following this transfer, the Corporation sold all of its securities of NYX Gaming Group.

Valuation of Level 2 fair values

Long-Term Debt

The Corporation estimates the fair value of its long-term debt by using a composite price derived from observable market data for a basket of similar instruments.

Derivative Financial Instruments

Currently, the Corporation uses cross currency swap and interest rate swap agreements to manage its interest rate and foreign currency risk and foreign currency forward and option contracts to manage foreign currency risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves, as well as spot and forward rates.

To comply with the provisions of IFRS 13, Fair value measurement, the Corporation incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the respective counterparty’s non-performance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of non-performance risk, the Corporation has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although the Corporation has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2018 and December 31, 2017, the Corporation has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions, with the exception of the Embedded Derivative which is classified as Level 3, and determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Corporation determined that its valuations of the Swap Agreements and Previous Swap Agreements in their entirety are classified in Level 2 of the fair value hierarchy.

Reconciliation of Level 3 fair values

Some of the Corporation’s financial assets and liabilities are classified as Level 3 of the fair value hierarchy because the respective fair value determinations use inputs that are not based on observable market data. As at December 31, 2018 and December 31, 2017, for each Level 3 asset or liability the valuation techniques and key inputs used by the Corporation were as follows:

-

Equity in private companies (Level 3 Asset): The Corporation values its equity investment in private companies with reference to earnings measures from similar businesses in the same or similar industry and adjusts for any significant changes in the earnings multiple and the valuation. Changes in the fair value of equity in private companies are recorded in loss (gain) on disposal of investments and other assets within general and administrative expense on the consolidated statements of (loss) earnings.

-

Promissory note (Level 3 Asset): The Corporation recognized a promissory note in connection with the sale of a former subsidiary. The Corporation received the full balance of the promissory note during the year ended December 31, 2017.

-

Deferred contingent payment (Level 3 Liability) in connection with the acquisition of the additional 18% equity interest in BetEasy (see note 5): The Corporation used a risk-neutral derivative-based simulation of the underlying EBITDA forecast to determine the fair value of the deferred contingent payment, used a discount rate of 10.5% and an EBITDA forecast with an estimated volatility of 25% of the historic EBITDA of comparable companies. A five percentage point increase or decrease in the estimated volatility would have a $3.8 million or $0.7 million impact on fair value, respectively. Changes in the fair value of the deferred contingent payment are recorded in net financing changes on the consolidated statements of (loss) earnings.

-

Embedded Derivative (Level 3 Asset) in connection with the Senior Notes issuance: The Corporation used an interest rate option pricing valuation model to determine the fair value of the Redemption option using an implied credit spread of 3.8% at issuance and 4.6% at December 31, 2018. A 10 basis point increase or decrease in the implied credit spread would have a $1.0 million or $0.9 million impact on fair value, respectively. Changes in the fair value of the Embedded Derivative are recorded in net financing changes on the consolidated statements of (loss) earnings.

-

Unsettled bets (Level 3 Liability): The principal assumptions used in the valuation of unsettled bets is the anticipated outcomes for the events related to the unsettled bets (gross win margin). A reasonable change in the gross win margin would not have a material impact on fair value. Changes in the fair value of the deferred contingent payment are recorded in revenue on the consolidated statements of (loss) earnings.

-	Included within other level 3 liabilities:
o

EBITDA support agreement (Level 3 Liability): As previously disclosed, in connection with the initial public offering Innova Gaming Group Inc. (TSX: IGG) (“Innova”), the Corporation entered into an EBITDA support agreement with Innova. The Corporation uses a net present value approach for the EBITDA support agreement using a 5.7% discount rate (2017 – 5.7% discount rate). A reasonable change in the discount rate would not have a material impact on fair value. The fair value of the support agreement as at December 31, 2018 was $2.7 million and is included in accounts payable and other liabilities. Changes in the fair value of the EBITDA support agreement are recorded in net financing changes on the consolidated statements of (loss) earnings.

o

Licensing Agreement (Level 3 Liability): As previously disclosed, a subsidiary of the Corporation entered into a supplier licensing agreement with NYX Gaming Group (the “Licensing Agreement”). The Licensing Agreement expired during the year ended December 31, 2018.

The following table shows a reconciliation from opening balances to the closing balances for Level 3 fair values:

In thousands of U.S Dollars	Level 3 Equity	Level 3 Promissory note	Level 3 Embedded Derivative
Balance – January 1, 2017	15,249	4,827	—
Transfers into Level 3	(8,526)	—	—
Re-measurement of fair value	258	3,257	—
Settlement	—	(8,084)	—
Balance – December 31, 2017	6,981	—	—
Adjustment on adoption of IFRS 9	1,787	—	—
Balance – January 1, 2018 (restated)	8,768	—	—
Recognized	—	—	17,700
Re-measurement of fair value	(1,974)	—	(6,100)
Translation	(22)	—	—
Balance – December 31, 2018	6,772	—	11,600

In thousands of U.S Dollars	Level 3 Deferred contingent payment	Level 3 Unsettled Bets *	Other
Balance – January 1, 2017	195,506	519	23,230
Settlement	(197,510)	179	(14,905)
Re-measurement of fair value	2,004	38	718
Translation	—	43	1,076
Balance – December 31, 2017	—	779	10,119
Acquired on business combination	84,662	19,226	—
Settlements	—	968	(7,006)
Re-measurement of fair value	(342)	(4,782)	215
Translation	(6,692)	94	(588)
Balance – December 31, 2018	77,628	16,285	2,740

* The unsettled bets liability is recorded in accounts payable and other liabilities on the consolidated statement of financial position as at December 31, 2017 and is recorded in derivatives on the consolidated statement of financial position as at December 31, 2018.

27.	STATEMENTS OF CASH-FLOWS

Changes in non-cash operating elements of working capital

	Year Ended December 31,
In thousands of U.S. Dollars	2018	2017
Accounts receivable	90,677	(6,708)
Prepaid expenses	(14,250)	(6,243)
Accounts payable and accrued liabilities	(112,275)	6,931
Provisions	15,652	2,666
Other	10,793	(447)
Total	(9,403)	(3,801)

Changes in liabilities arising from financing activities

The table below details changes in the Corporation’s liabilities (excluding derivative instruments) arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those which cash flows were, or future cash flows will be, classified in the Corporation’s consolidated statements of cash flows as net cash flows from financing activities.

In thousands of U.S. Dollars	January 1, 2018 *	Financing cash flows	The effect of changes in foreign exchange rates	Other changes	December 31, 2018
Long-term debt	2,314,675	2,978,754	(46,040)	199,569	5,446,958
Balance – December 31, 2018	2,314,675	2,978,754	(46,040)	199,569	5,446,958

In thousands of U.S. Dollars	January 1, 2017	Financing cash flows	The effect of changes in foreign exchange rates	Other changes	December 31, 2017
Settlement of margin	7,397	(7,602)	205	—	—
Deferred payment provision	195,506	(197,510)	—	2,004	—
Long-term debt	2,428,579	(144,632)	56,371	18,251	2,358,569
Balance – December 31, 2017	2,631,482	(349,744)	56,576	20,255	2,358,569

* Adjusted on adoption of IFRS 9. See note 4.

28.	CONTINGENT LIABILITIES

As part of management’s ongoing regulatory compliance and operational risk assessment process, management monitors legal and regulatory developments and proceedings, and their potential impact on the business.

Kentucky

Prior to the Stars Interactive Group Acquisition, the Commonwealth of Kentucky, ex. rel. J. Michael Brown, Secretary of the Justice and Public Safety Cabinet, filed a legal proceeding against Oldford Group  and certain affiliates thereof (the “Oldford Parties”) and various other defendants (the “Kentucky Proceeding”), pursuant to which the Commonwealth sought to recover alleged gambling losses on behalf of Kentucky residents who played real-money poker on the PokerStars website during the period between October 12, 2006 and April 15, 2011. On August 12, 2015, the trial court in the Kentucky Proceeding entered a default judgment against the Oldford Parties following certain alleged discovery failures, including by certain former owners of Oldford Group., and partial summary judgment on liability in favor of the Commonwealth. On December 23, 2015, the trial court entered an order for damages in the amount of $290 million, which the trial court trebled to $870 million, plus interest at the statutory rate.  The Corporation, through certain subsidiaries, filed a notice of appeal to the Kentucky Court of Appeals and posted a $100 million supersedeas bond to stay enforcement of the order for damages during the pendency of the appeals process. In connection with the posting of the bond, the Corporation delivered cash collateral in the amount of $5 million and letters of credit in the aggregate amount of $65 million. On December 21, 2018, the Kentucky Court of Appeals ruled in the Corporation’s favor and reversed in its entirety the $870 million judgment.

On January 18, 2018, the Commonwealth filed a motion for discretionary review with the Kentucky Supreme Court asking the Court to determine if it will hear an appeal of the decision issued by the Kentucky Court of Appeals. As of the date of these consolidated financial statements, a decision regarding the Commonwealth’s motion for discretionary review is still pending with the Kentucky Supreme Court. If the Kentucky Supreme Court decides to hear the Commonwealth’s appeal, the Corporation will vigorously dispute the liability as it believes the action is frivolous. To the extent the Oldford Parties may be ultimately obligated to pay any amounts pursuant to a final adjudication following exhaustion of all appeals and other legal options, the Corporation intends to seek recovery against the former owners of Oldford Group.

In late-January 2016, pursuant to and in accordance with the procedures set forth in the merger agreement governing the Stars Interactive Group Acquisition, a subsidiary of the Corporation submitted a notice of claim to the sellers’ representative and escrow agent seeking indemnification for losses and potential losses caused by breaches under the merger agreement and requesting, among other things, that the escrow agent retain the then-remaining balance of the escrow fund established under the merger agreement in an aggregate amount equal to $300 million. With the exception of the claim relating to the Kentucky Proceeding, all such claims have since been settled. The escrow fund was reduced accordingly and continues to be held by the escrow agent. The remaining disputed claim regarding the Kentucky Proceedings and release of the outstanding escrow funds will be resolved in accordance with the provisions of the merger and escrow agreements related to the Stars Interactive Group Acquisition, and there can be no assurance that such claim will result in any amounts in the escrow fund being remitted to the Corporation or that any of the Corporation’s estimates of potential losses will reimbursed by the sellers or otherwise.

Class Action

There is one currently pending class action complaint in Quebec, Canada (the “Quebec Class Action”) against the Corporation and certain other defendants, which was filed during the year ended December 31, 2016 and generally alleges, among other things, that the Corporation violated certain securities laws by misrepresenting or failing to disclose information related to the charges made by the Autorité des marchés financiers against the former Chief Executive Officer and that the Corporation did not properly disclose that it had inadequate or ineffective internal controls and that one or more of its directors and its former Chief Executive Officer were in breach of its Code of Business Conduct.

The Corporation believes that the Quebec Class Action is without merit and intends to vigorously defend itself; however, there can be no assurance that the Corporation will be successful in its defense. No provision has been recorded regarding this matter.

Given the nature of the legal and regulatory landscape of the industry in which it operates, from time to time the Corporation has also received notices, communications and legal actions from regulatory authorities in various jurisdictions and other parties in respect of its activities. The Corporation has taken legal advice as to the manner in which it should respond and the likelihood of success of such actions. Based on this advice and the nature of the actions, no provisions have been recorded with respect to any such legal or regulatory notices, communications or actions for the year ended December 31, 2018.

29.	FINANCIAL INSTRUMENTS RISK MANAGEMENT

Foreign Exchange Risk

The Corporation is subject to foreign currency exposure on its financial instruments and the translation of its subsidiaries with foreign functional currencies to USD. The Corporation primarily manages its foreign currency exposure through its hedging instruments. See note 19. As at December 31, 2018, the Corporation’s significant foreign exchange currency exposure on its financial instruments by currency was as follows (in U.S. dollar equivalents):

	CDN	EUR	GBP	AUD
Cash	10,098	102,757	150,372	3,279
Restricted cash	—	998	—	5,837
Equity in unquoted companies – FVTPL	—	6,138	—	—
Accounts receivable	8,884	52,127	48,984	2,681
Derivatives	—	42,983	—	—
Accounts payable and accrued liabilities	(10,811)	(52,457)	(176,978)	(46,700)
Long-term debt	—	(951,980)	—	—
Derivatives	—	(1,843)	(12,819)	—
Customer deposits	(407)	(83,582)	(53,418)	(39,120)

The table below details the effect on equity and earnings before tax of a 10% strengthening or weakening of the USD exchange rate at the balance sheet date for balance sheet items denominated in CDN, EUR, GBP and AUD after the effect of the Corporation’s hedging activities:

	Earnings impact - gain (loss)		Equity impact - gain (loss)
	10% Strengthening	10% Weakening	10% Strengthening	10% Weakening
Currency	$000’s	$000’s	$000’s	$000’s
CDN	(421)	421	(355)	355
EUR	(6,765)	6,765	95,251	(95,251)
GBP	555	(555)	3,831	(3,831)
AUD	(43)	43	7,445	(7,445)

The table below details the effect on equity of a 10% strengthening or weakening of the EUR:USD or the EUR:GBP exchange rates on the valuations of the Swap Agreements that hedge the USD First Lien Term Loan. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates.

	$000's
	- 10%	+ 10%
USD:EUR exchange rate	(242,072)	266,280
EUR:GBP exchange rate	(133,285)	146,614

Interest Rate Risk

The Corporation’s exposure to changes in interest rates (particularly, fluctuations in LIBOR) relates primarily to interest paid on the Corporation’s long-term indebtedness, as well as the interest earned on and market value of its cash and investments. The Corporation is also exposed to fair value interest rate risk with respect to its Senior Notes and cash flow interest rate risk on the unhedged elements of the USD First Lien Term Loan, and the EUR First Lien Term Loan which bear interest at variable rates. The Corporation manages its foreign currency exposure through its hedging instruments. See note 19.

The table below details the effect on earnings before tax of a 100 basis points strengthening or weakening of the LIBOR and EURIBOR interest rates on these loans after the effect of the Corporation’s hedging activities. 100 basis points sensitivity is the sensitivity rate used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates:

	Net earnings (loss) $000's
	- 100 bps	+ 100 bps
USD LIBOR	7,249	(7,886)
EURIBOR	—	(4,734)

The USD First Lien Term Loan has a floor of 0% for the LIBOR and as such, the interest rate cannot decrease below 3.50% respectively. The EUR First Lien Term Loan has a floor of 0% for the EURIBOR and as such, the interest rate cannot decrease below 3.75%. Management monitors movements in the interest rates by reviewing the EURIBOR and LIBOR on a quarterly basis. During the year ended December 31, 2018 the EURIBOR was negative.

The table below details the effect on equity of a 100 basis points strengthening or weakening of the LIBOR and EURIBOR interest rates on the valuations of the Swap Agreements that hedge the USD First Lien Term Loan. 100 basis points is the sensitivity rate used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates:

	$000's
	- 100 bps	+ 100 bps
LIBOR	(6,690)	6,097
GBP LIBOR	(60,259)	57,436
EURIBOR	(50,227)	47,596

In July 2017, the Financial Conduct Authority (the authority that regulates LIBOR) announced it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. The Alternative Reference Rates Committee ("ARRC") has proposed that the Secured Overnight Financing Rate ("SOFR") is the rate that represents best practice as the alternative to USD-LIBOR for use in derivatives and other financial contracts that are currently indexed to USD-LIBOR. ARRC has proposed a paced market transition plan to SOFR from USD-LIBOR and organizations are currently working on industry wide and company specific transition plans as it relates to derivatives and cash markets exposed to USD-LIBOR. The Company has material contracts that are indexed to USD-LIBOR and is monitoring this activity and evaluating the related risks.

Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Corporation. The Corporation has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. The Corporation’s policy is to transact wherever possible with investment grade counterparties. This information is supplied by independent rating agencies where available, and if not available, the Corporation uses other publicly available financial information and its own trading records to rate its major customers. The Corporation’s exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Credit exposure is managed by the Corporation’s treasury and finance groups in accordance with the Corporation’s treasury investment policy, which was approved by the Corporation’s Audit Committee.

Credit risk arises from cash and cash equivalents, contractual cash flows of investments carried at amortized cost, at FVOCI and at FVTPL, as applicable, favorable derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures on outstanding accounts receivable. The Corporation does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

The Corporation subjects its accounts receivable, investments carried at FVOCI and cash and restricted cash to the expected credit loss model and specifically uses the simplified approach in respect of accounts receivable. The credit risk on cash and cash equivalents, investments and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies. The Corporation’s treasury investment policy and related strategy is focused on the preservation of capital and supporting its liquidity requirements, not on generating trading profits. The Corporation’s receivables are primarily in relation to payment processors and credit risk associated with these receivables is limited. The application of the expected credit loss model did not result in material impairment losses recorded in respect of these instruments.

Age of receivables that are past due but not impaired:

	As at December 31,
In thousands of U.S. Dollars	2018	2017
Past due less than 181 days	2,103	1,707
Past due more than 181 days	2,309	879
Total	4,412	2,586

The allowance for doubtful accounts is $16.8 million as at December 31, 2018 (December 31, 2017 – $166,000).

Age of impaired trade receivables:

	As at December 31,
In thousands of U.S. Dollars	2018	2017
Past due less than 181 days	308	—
Past due more than 181 days	16,520	166
Total past due	16,828	166

Liquidity Risk

Liquidity risk is the Corporation’s ability to meet its financial obligations when they come due. The Corporation is exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Corporation manages liquidity risk by continuously monitoring forecasted and actual cash flows and matching maturity profiles of financial assets and liabilities. The Corporation’s objective is to maintain a balance between continuity of funding and flexibility through borrowing facilities available through the Corporation’s banks and other lenders. The Corporation’s policy is to seek to ensure adequate funding is available from operations, established lending facilities and other sources, including the debt and equity capital markets, as required.

The Corporation’s principal sources of liquidity are its cash generated from operations, Revolving Facility and certain other currently available funds. Currently available funds consist primarily of cash on deposit with banks and investments, which are comprised primarily of certain highly liquid, short-term investments, including money market funds. The Corporation’s working capital needs are generally minimal over the year as its current gaming business requires customers to deposit funds prior to playing or participating in its real-money product offerings. The Corporation believes that such deposits are typically converted to revenue efficiently and on a timely basis such that operating expenditures are sufficiently covered. Management also believes that investing is a key element necessary for the continued growth of the Corporation’s customer base and the future development of new and innovative product offerings. Based on the Corporation’s currently available funds, funds available from the Revolving Facility and its ability to access the debt and equity capital markets, if necessary, management believes that the Corporation will have the cash resources necessary to satisfy current obligations and working capital needs, and fund currently planned development and integration activities and other capital expenditures, as well as currently planned acquisitions, for at least the next 12 months. Notwithstanding, the state of capital markets and the Corporation’s ability to access them on favorable terms, if at all; micro and macro-economic downturns; and fluctuations of the Corporation’s operations, among other things, may influence its ability to secure the capital resources required to satisfy current or future obligations and fund future projects, strategic initiatives and support growth.

Customer deposit liabilities relate to customer deposits which are held in multiple bank accounts and highly liquid investments which are segregated from those holding operational funds. These deposits are included in current assets in the consolidated statements of financial position under Cash and cash equivalents – customer deposits and Current investments – customer deposits (see note 15).

The following table provides information about the terms of the Corporation’s financial obligations and liabilities:

	On	Less than 1	2 to 5	Greater than
	demand	year	years	5 years
	$000’s	$000’s	$000’s	$000’s
Accounts payable and other liabilities *	131,268	242,108	79,716	—
Customer deposits	431,376	—	—	—
Derivatives	—	16,493	6,068	—
Provisions	—	39,189	3,844	158
Long-term debt **	—	349,328	1,363,382	5,816,656
Total	562,644	647,118	1,453,010	5,816,814

* Excludes VAT and other taxes as well as the interest accrual on Senior Notes, which are all included in accounts payable and other liabilities on the statements of financial position

** Includes principal and interest, including the interest accrual on Senior Notes

30.	RELATED PARTY TRANSACTIONS

Key management of the Corporation includes the members of the Board, the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Corporate Development Officer, Executive Vice-President and Chief Legal Officer, Chief Technology Officer, and certain other key members of management.

The compensation of such key management for the years ended December 31, 2018 and 2017 included the following:

	Year Ended December 31,
In thousands of U.S. Dollars	2018	2017
Salaries, bonuses and short-term employee benefits	10,320	4,514
Director retainers	796	729
Stock-based payments	6,824	3,799
	17,940	9,042

The remuneration of the Chief Executive Officer, Chief Financial Officer, Chief Technology Officer, Chief Operating Officer, Chief Corporate Development Officer, Executive Vice-President and Chief Legal Officer consists primarily of a salary, cash bonuses and share-based awards and was negotiated at arm’s length. Director retainers include both retainers, committee fees and share-based awards.

31.SUBSEQUENT EVENTS

Prepayment of First Lien Term Loans

On February 22, 2019, the Corporation prepaid $100.0 million of its USD First Lien Term Loan (as defined above), including accrued and unpaid interest, using cash on its balance sheet.